AO Smith CORPORATION

2003 ANNUAL REPORT



MEETING NEEDS...SOLVING PROBLEMS...DELIVERING VALUE...



Net Sales
(DOLLARS IN MILLIONS)



1070
1248
1151
1469
1531
$1500
$1200
$ 900
$ 600
$ 300
$ 0
1999
2000
2001
2002
2003

Earnings from Continuing Operations
(DOLLARS IN MILLIONS)



50
42
15
51
52
$60
$48
$36
$24
$12
$ 0
1999
2000
2001
2002
2003

Diluted Earnings Per Share from Continuing Operations
(DOLLARS)



2.11
1.76
.61
1.86
1.76
$2.50
$2.00
$1.50
$1.00
$ .50
$ .00
1999
2000
2001
2002
2003

CORPORATE PROFILE

A. O. Smith products provide comfort, convenience, security and fun, improving the quality of life for millions of residential and commercial customers all over the world. The company's product lines include a comprehensive offering of fractional horsepower, hermetic, and integral horsepower electric motors; commercial and residential water heating equipment; and copper-tube boilers.

A. O. Smith Corporation is headquartered in Milwaukee, Wisconsin, and employs approximately 17,000 people at 41 facilities in eight countries. The company has paid cash dividends on its common stock every year since 1940.



54%
Electrical Products
46%
Water Systems

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS



Robert J. O'Toole
Chairman and Chief Executive Officer

Last year, A. O. Smith Corporation undertook an ambitious number of strategic initiatives that were important to the long-term success of our company. While I am pleased to report that we accomplished a great deal, we were disappointed that we fell short of our financial objectives in 2003. In spite of higher sales, earnings per share decreased approximately five percent to $1.76 per share. This setback was caused by a combination of one-time circumstances: inefficiencies and timing issues related to the relocation of motor operations from the U. S. to Mexico; schedule disruptions created by new regulatory standards that impacted our water heater operations; and excess inventories that were required to shield customers from the effects of the relocations and product redesigns. These problems impacted the third quarter in particular, although we felt the residual effects for the remainder of 2003.

Unfortunately, the company's financial results overshadowed the strategic accomplishments which will put us in a position to achieve success in the future:

- Electrical Products made significant progress on its ambitious manufacturing realignment initiative begun in 2001, closing three U. S. assembly plants and transferring those operations, along with production from four other facilities, to Mexico;

- Electrical Products' new operations in China significantly increased production, launching high-volume lines of fractional horsepower and subfractional horsepower motors. Customers continue to release new models for production, paving the way for higher volumes in 2004;

- In November, we closed on the purchase of Taicang Special Motor Co. Ltd., a manufacturer of hermetic motors for commercial air conditioning applications. This acquisition moves us closer to the goal of being able to make a portion of our entire product line in China;

Financial Summary

(dollars in millions, except per share amounts)

	2003	2002	Change
Net sales	**$1,530.7**	$1,469.1	+ 4.2%
Net earnings	**52.2**	51.3	+ 1.8%
Diluted earnings per common share	**1.76**	1.86	– 5.4%
Cash dividends per common share	**.58**	.54	+ 7.4%
Capital expenditures	**44.9**	42.5	+ 5.6%
Book value per common share as of December 31	**19.70**	17.60	+ 11.9%
Common shares outstanding as of December 31	**29.2**	29.0	+ 0.7%

'03 VALUES RECOGNITION PROGRAM RECIPIENTS

We are very pleased to recognize a number of employees who are earning recognition this year for putting the A. O. Smith Values to work. These men and women demonstrated creativity, perseverance and a strong commitment to our customers and A. O. Smith, and we are proud of their achievements.

COMMUNITY INVOLVEMENT

Randy Fink, *Stratford, Ontario*

CUSTOMER SATISFACTION

Maikel Geerlings, Wouter Woortman, Jan van der Hamsvoort, *Veldhoven, The Netherlands;*

Norm Clark, Tom Moore, Herb Logan, Ignacio Rosas, *Juarez, Mexico;* Bill Fitzwilson, Jeff Ross, Mike Daniel, Tom Manoni, *Tipp City, Ohio;*

ADMINISTRATIVE PROCESS IMPROVEMENT

Donna Cervinka, *Alsip, Illinois;* Robert Cortez, *El Paso, Texas;* Gene Watts, Vandra Roberts, Debbie Perdue, Marty Garrett, Tasha McDonald, Mary Dingus, Misty Haynes, Melody Scalf, Billye Hampton, Cindy Miller, Melissa Moore, Kim Cathey, Misty Brown, Lorrie Payne, Howard Heath, Roy Wood, *Ashland City, Tennessee*

Cathy Neal, *El Paso, Texas;* Ken St. Thomas, *Ashland City, Tennessee;* Lara Teague, *McBee, South Carolina;* Juan Carlos Pena, David Duarte, Olivia Regalado, Martin Olivera, Sela Mora, *Juarez, Mexico*

OPERATIONS PROCESS IMPROVEMENT

Robert Gainey, Louis Cypriani, Tom Tolley, Jim Watson, Jerry Stangel, Sean Killean, *Charlotte, North Carolina;* Danny Pack, *Ashland City, Tennessee;* Bob Schurter, *Milwaukee, Wisconsin*

PRODUCT INNOVATION

Matt Schulz, *Ashland City, Tennessee;* Eddie Smith, Mike Pennington, Todd Horton, *McBee, South Carolina*

ENVIRONMENTAL INITIATIVES

Jim Bobrowski, Thomas Colbourne, *Bray, Ireland;* Laura Bragg, Bruce Kielgas, Craig Riviello, *Tipp City, Ohio;* Curtis Davis, Margaret Dickey, Wanda Shue, Eddie Bell, Mike Boggs, Jeff Landvater, Terry Hills, Ron Blevins, *Mebane, North Carolina;* Bruce Hochstettler, *Budapest, Hungary*

WORKPLACE SAFETY

The employees of the FME plant, *Juarez, Mexico*

- In July, Water Systems successfully launched its new line of flammable vapor ignition resistant gas water heaters to comply with new regulatory requirements. This represented one of the most far-reaching product redesigns in the history of the water heater industry, and we are confident our new residential gas-fired products will offer features and serviceability that homeowners will value;

- Water Systems also made significant progress in consolidating and rationalizing its manufacturing operations. Once these relocations are complete, we will have focused commercial water heater operations and two residential plants capable of efficiently and cost-effectively serving the U. S. and Canada;

- Our water heater business in China enjoyed very good results in 2003, with sales increasing 44 percent to a record $43 million. This is a growing, profitable business that is well-positioned to serve the rapidly expanding residential market in China;



13%
Other
9%
Commercial
Water Heaters
28%
HVAC
10%
Pump Motors
11%
International
29%
Residential
Water Heaters

- In July, our Board of Directors announced a seven percent increase in the company's annual dividend to $.60 per share. This represented the fourth dividend increase in the last six years.

We believe these strategic actions created the foundation for A. O. Smith to recapture its positive momentum. We enter 2004 in a much stronger competitive position, able to capitalize on the opportunities created by an improving economy.

With its manufacturing repositioning initiative complete, Electrical Products now has an improved manufacturing cost structure in place that will allow us to cost-effectively serve our customers, no matter where they are located. The benefits associated with moving production to Asia and Mexico will equate to pretax savings of $15 million. As more motor customers either relocate their manufacturing operations to Asia or look to source motors from that region of the world, our low-cost quality-oriented Chinese motor operations create opportunities for us to maintain share or gain business. And with highly productive low-cost North American operations, we offer customers more flexibility and shorter lead times than competitors who are 100 percent Asian based. Electrical Products' objective in 2004 is to leverage these advantages to accelerate sales growth with new and existing customers.

At Water Systems, the extensive product redesign programs of last year have led to increased sales and improved margins, and we believe this will contribute $15 million in pretax earnings this year. The rationalization of its North American manufacturing operations will help Water Systems achieve cost savings of an estimated $5 million per year. These consolidated residential and commercial operations not only promise to improve our efficiency and reduce cost, they will give us an improved cost structure that should benefit the long-term competitiveness of the business. Water Systems also will be able to take advantage of opportunities to standardize many of its residential product designs while continuing to offer the features that customers want.

As we have discussed the last few years, China represents an important element in our long-term competitive strategy. In the water heater business, we benefit from strong brand recognition, particularly in the largest metropolitan markets, and offer a broad line of residential and commercial water heating solutions. In motors, our growing Chinese capabilities enable us to better serve domestic Chinese customers, North American customers who have relocated their operations to China, and North American customers who seek low-cost Asian sourcing alternatives.



Paul W. Jones
President and Chief Operating Officer

There are challenges to face as the new year unfolds. Total inventories had increased to unacceptable levels at the end of 2003, and we are taking actions in both operating units to reduce inventory approximately 10 percent in 2004. We also are experiencing increased volatility in raw material costs that must be addressed. Steel prices, for example, are between 10 and 15 percent higher than last year and threaten to escalate further. This represents a challenge to our global purchasing organization as well as to our manufacturing operations as we confront this growing issue.

In January, Paul W. Jones joined A. O. Smith Corporation as president and chief operating officer. Paul brings a broad range of experience to A. O. Smith with extensive background in manufacturing, sales and executive management. He also has a proven track record of growing businesses in highly competitive industries. The addition of Paul promises to give us better focus on our global operations and will provide for a smooth and orderly succession in the future. We are delighted to welcome Paul as our newest member of the A. O. Smith leadership team.

Robert J. O'Toole

Robert J. O'Toole
Chairman and Chief Executive Officer
March 2004



ELECTRICAL

PRODUCTS



▲ *Electrical Products has introduced a number of innovative designs for the pump industry such as the Polar Bear,™ a line of high-efficiency motors targeted at hot tubs.*

Last year, Electrical Products' sales increased four percent to $825 million due to the full-year contributions of Athens Products and the Jiangsu Changheng Motor Group Co. Ltd. Operating profit declined approximately six percent due to costs associated with product relocation delays.

Last year, Electrical Products completed its manufacturing repositioning program. The company closed fractional horsepower assembly plants in Monticello, Indiana, and Ripley, Tennessee, and continued the transfer of fractional horsepower motor assembly operations from its McMinnville, Tennessee, and Mebane, North Carolina, plants to Mexico. The company also closed the Athens, Tennessee, hermetic motor plant and continued relocating hermetic assembly operations from the Scottsville, Kentucky, plant to Acuna, Mexico.

We also made significant progress increasing output in our China operations and production reached 25,000 motors per day from our three facilities in that country. Quality levels have exceeded customer expectations, as our operations staff has done an excellent job transferring the company's quality system to China. In November, the company made its third motor acquisition in China, purchasing Taicang Special Motor Company, a manufacturer of hermetic motors for commercial air conditioning applications. Taicang is an established company with a strong reputation for quality, and with many of Electrical Products' largest air conditioning compressor customers opening plants in China, this acquisition puts the company in a strong position to satisfy their commercial hermetic motor needs.

The completion of our manufacturing realignment initiative in North America, combined with increased production from China plants, gives us a significantly improved cost structure in the highly competitive electric motor industry. It also puts us in a position in which we can cost-effectively serve our increasingly global customer base from Europe, North America, or Asia. We estimate the completion

The popularity of the Energy Star® rating with consumers is causing appliance manufacturers to try to coax more efficiency from their white goods. A tiny motor about the size of a cigarette package – but brimming with electronics – promises to make a significant contribution in the drive for more efficient appliances.

The unique "brushless DC" motor developed by Electrical Products is more than twice as efficient as a conventional C-frame product. Initially designed as an evaporator motor for refrigerators, the brushless DC product can be used in any number of appliance applications. Electrolux has begun using the product in its Frigidaire® line of frost-free refrigerators, and other manufacturers have expressed interest in the new design.

What makes the design so attractive is that the brushless DC product is sized similarly to the C-frame motor it replaces. Even with its on-board electronics, the brushless DC motor fits neatly in the tight envelope within the refrigerator using existing brackets and wire harnesses, helping the appliance manufacturer avoid costly re-tooling.

A design team consisting of engineers from the Corporate Technology Center in Milwaukee, Wisconsin, and Electrical Products designed the drive electronics and integrated them into a permanent-magnet motor that uses ceramic ferrite magnets. After extensive customer testing, production shipments began in the fourth quarter of 2003.





of the repositioning program, combined with increased production from our operations in China, will result in incremental pretax earnings of approximately $15 million in 2004.

With our customers becoming more global in their scope, Electrical Products has restructured its sales and marketing organization to provide better coordination and enhanced support worldwide. Our product engineering function also is adapting to the demands of global customers and the need to support a growing manufacturing presence outside of North America. Investments in enhanced software and automation are designed to streamline order processing, technical service, and to enhance the ability to share engineering drawings, bills of material and related product information.

New product introductions are occurring at a rapid rate in all of Electrical Products' major market segments. During the fourth quarter, the company began production of an innovative new "brushless DC" motor targeted initially at the appliance industry. In 2004, the company will introduce a line of "comfort speed" products, fan and blower motors that offer customers in the heating and air conditioning markets the benefits of high efficiency, quiet operation and improved comfort at competitive prices. Later in 2004, Electrical Products will begin to market a line of high-efficiency electronically commutated motors, controllers and fan modules as part of its variable speed product offering. Added value is another trend that appears to be gathering momentum in the industry as customers look to Electrical Products to incorporate additional components to the basic motor package. The fan and blower module business represents part of this value-added trend, and last year we introduced a line of blowers for direct-vent residential water heaters.

Looking ahead to 2004, the replacement market for motors remains good, and our distribution services group continues to gain market share with both the A. O. Smith brands and private branding arrangements. The residential air conditioning industry enters the new year with relatively low inventories, and we believe the commercial HVAC market is poised for growth in 2004. Equally critical to our growth plans, however, is the need to gain share with existing customers and make inroads with new customers. An improving economy, coupled with our ability to take advantage of our low-cost capabilities, should translate into improved sales and operating profit performance in 2004.

With more than 275 stores nationwide, Johnstone Supply is one of the largest wholesale distributors of HVAC and electrical supplies in the country. And as a wholesale co-operative, those 275 store owners have a great deal of discretion in how they go to market. Employing the resources of its total organization – manufacturing, customer service and field sales – Electrical Products has been able to meet Johnstone's diverse needs and keep it growing.

In the fast-paced world of distribution, it's all about execution. Using automated technologies, A. O. Smith is able to take orders and, in most cases, ship motors the same day from its distribution centers in LaVergne, Tennessee, and El Paso, Texas. To assure the level of service Johnstone has come to expect, Electrical Products assigned account responsibility to one customer service representative.

In the field, A. O. Smith works closely with Johnstone to continually find new products to add to its line. In 2003, Electrical Products was able to expand Johnstone's line of integral horsepower motors, helping it increase its presence in the commercial HVAC market. Field sales personnel work closely with the Johnstone stores in their territories, providing sales support and, in some cases, making joint calls on Johnstone customers. Field sales also works hard to make sure Johnstone's personnel have the latest product and service information, conducting training programs throughout the country. Often, these include after-hours training programs for local contractors and other Johnstone customers.

The proof to the relationship is that Johnstone presented A. O. Smith with its 2003 Excellence in Sales & Marketing Award for its efforts.



◄ *The company's Continuous Improvement initiative involves employees from throughout the organization to solve problems and enhance customer satisfaction.*

◄ *Among the value-added initiatives undertaken for customers last year was a program to deliver precision shaft/rotor hermetic motor modules for commercial air conditioning compressors.*

◄ *Electrical Products has introduced a new water-based varnish for hermetic motors along with proprietary process technologies that reduce emissions while delivering the same performance as conventional motor varnishes.*

► *Output increased significantly at the company's new low-cost hermetic motor plant in Acuna,*



WATER

SYSTEMS

Customer service has entered the 21st Century as Water Systems continues to lead the industry in using the power of the internet to provide customers with up-to-date technical information. It is also using the web to make its distributors and service agents more productive.

Last year, Water Systems introduced Information Center, a web portal that allows any customer to find information or ask questions using a natural language interface. Information Central interprets key words in the question, then provides a list of topics that can answer the inquiry. It can provide the customer with links to documents, brochures, technical literature or other relevant material. And during some hours of the day, customers may ask questions via "live chat." Based on the popular Instant Message software, live chat allows one-on-one email conversations and also gives the customer service specialist the ability to send the customer web links, documents, or even take control of the customer's browser to guide them to a solution.

Enhancing the warranty claims process for distributors and field service representatives is the aim of Water Systems' online warranty claims process. The automated system has literally cut weeks from the time it formerly took to file a warranty claim. The online form prompts the distributor or service agent to provide all of the information necessary to accurately process a claim. Introduced in the fall of 2003, online processing accounts for nearly 35 percent of all warranty claims filed.



▲ *A comprehensive product line and technical support make A. O. Smith the leader in commercial water heating applications. These units were recently installed at the Lester B. Pearson International Airport in Toronto.*

Water Systems achieved record sales of $706 million, a four percent increase over the prior year, as a 44 percent sales increase in China, higher prices to offset increased steel costs and the introduction of new residential products offset a five percent decline in commercial volume. Operating profit, however, was slightly lower at $57 million due to costs associated with the introduction of the new residential products.

The development of new gas-powered residential water heaters to comply with flammable vapor ignition resistant (FVIR) standards represented the most extensive product design in company history. The first phase of this new standard went into effect July 1, affecting 30, 40 and 50-gallon units, the bulk of our residential gas product line. The second phase, which will impact the power-vented products, is scheduled for January 1, 2005. In addition to the FVIR compliance deadline, Water Systems completed modifications to both its gas and electric residential products to comply with new minimum energy efficiency standards mandated by the National Appliance Energy Conservation Act (NAECA). These standards went into effect January 20, 2004. During the second and third quarters, Water Systems experienced schedule disruptions as customers changed their order patterns in anticipation of the FVIR deadline. These one-time disruptions have been successfully addressed.

A. O. Smith experienced robust water heater sales and profit growth in China last year, and we have grown to become one of the leading brands in that market. The Nanjing operation has focused its sales and distribution efforts on the largest metropolitan regions of China. In addition, we opened new channels of distribution in 2003, most notably penetrating China's version of the "big box" retail establishments, a channel that has grown rapidly over the last three years and now accounts for nearly half of the residential water heater market. The company also is expanding its commercial water heater marketing efforts in China and will invest in engineering and technical support to serve that segment of the water heater market.



◄ *A new internet-based system enables Water Systems to process warranty claims in a matter of days, reducing cost and increasing customer satisfaction.*

► *New A. O. Smith water heater displays at a department store in China.*

► *Innovative new process technologies, such as this automated glassing cell for point-of-use water heaters, enhance quality while improving productivity.*

► *Water Systems conducted extensive training as part of its introduction of the new flammable vapor ignition resistant product line.*



A.O.SMITH
史密斯

The company's manufacturing consolidation initiative is designed to improve Water Systems' cost structure to assure the long-term success of the business and enhance our ability to serve our customers. We have completed the transfer of the State branded standard commercial water heater production to the McBee, South Carolina, plant and also relocated copper tube boiler operations and the boiler engineering function from El Paso, Texas, to McBee. In July, the company began to transfer residential water heater production from McBee to the Ashland City, Tennessee, plant, a move that will consolidate residential production in Ashland City and Juarez, Mexico. When complete later this year, this realignment will enable Water Systems to employ an east-west strategy to better serve its customers while reducing transportation costs. We expect cost savings from this manufacturing realignment effort to be an incremental $5 million in 2004.

In spite of the time and engineering resources required to comply with the FVIR and NAECA requirements during 2003, Water Systems continued its aggressive new product development program in both the residential and commercial market segments. Notable additions to the commercial lineup in 2003 and 2004 include:

- The Equinox rooftop commercial water heater, an industry exclusive (see accompanying story);
- New 300,000 and 400,000 BTU models of the popular Cyclone XHE line of high-efficiency water heaters that offer 99 percent thermal efficiency;
- New self-cleaning concepts for A. O. Smith and State commercial water heaters. These new self-cleaning systems reduce sediment build-up in the tank, prolonging the life and enhancing the efficiency of the water heater;
- Extensions to the State commercial water heater line, including the Titan™ powered-burner units and the Ultra Force,™ a 94 percent efficient commercial unit;
- The NC 5000 and EMC 5000 next-generation electronic controls for boilers. These new controls provide more extensive status monitoring and troubleshooting diagnostics through easy-to-read LED displays. The EMC 5000 is able to interface with building management systems and enables the customer to remotely monitor boiler performance.

Water Systems expects to benefit from new residential product introductions and a modest recovery in commercial construction in 2004. With its manufacturing realignment program scheduled for completion by mid-year, we should be in a position to benefit from focused operations, a steady stream of new residential and commercial products and industry-leading customer service to improve sales and operating profits.







In the fast food industry, space – particularly selling space – is at a premium. Recognizing this need, Water Systems has found a way to take the water heater out of the mechanical room, potentially freeing up precious space for paying customers.

The patented "Equinox" is the first commercial water heating system designed to be installed outdoors. Available in gas or electric models, the Equinox can be mounted on the roof of the restaurant or on the ground next to the building. A self-contained unit ready for installation, the Equinox features a remote thermostat with A. O. Smith's new EMC 5000 diagnostic control system that can be installed inside the restaurant for easy status monitoring. The 80-gallon and 100-gallon units feature two-way venting and a mixing valve that allows the unit to deliver 110 degree water for washrooms and 180-degree hot water for sanitizing dishwashers. Piping runs from underneath the unit so that it is not exposed to the elements. One convenient control panel door gives the plumber complete access to all controls, valves and piping.

Water Systems' engineers tested the Equinox for nearly a year in a wide range of environments and weather conditions. Thick insulation protects the water heater when it's installed in the "frozen tundra." The Equinox is scheduled for introduction during the third quarter.

A. O. SMITH AT A GLANCE

A. O. Smith Corporation makes electric motors and water heaters for a wide range of consumer, commercial, and industrial applications. Our products make customers' lives more convenient...more comfortable...and in many cases more fun. We invite you to look at the many ways you come in contact with quality products from A. O. Smith...and often never even know it.

Manufacturers of swimming pool pumps use dependable A. O. Smith and Century® two-compartment **switched and switchless pump motors**





A. O. Smith makes **single-speed and two-speed motors** for whirlpools, spas and jetted tubs



Dependable **fractional horsepower fan and blower motors** for furnaces, air conditioners and heat pumps



Cost-effective **C-frame motors** are used in residential ventilation applications such as bathroom fans and range hood fans





Reversible garage door opener motors designed for frequent cycles in all types of weather







A.O Smith has the right product and the right efficiency **residential water heater** for any size home. Water heaters may be vented conventionally or, for today's energy-efficient houses, direct vented or power vented



94 percent efficiency, zero-clearance to combustibles design, and direct venting make the Cyclone XHE water heater well-suited to many commercial applications



Submersible integral motors power hydraulic and inverter traction-driven elevators. Reliable integral DC motors open elevator doors



Specialty motors for carbonated dispenser pumps and vending machines

A. O. Smith supplies integral horsepower and fractional horsepower electric motors for commercial washing machines and dryers



Precision hermetic motors for commercial air conditioning compressors, rooftop chillers and walk-in refrigeration equipment



High-efficiency copper-tube boilers are used for large-volume hot water applications or for hydronic heating



Durable, reversible fractional horsepower motors for commercial gate openers



LIQUIDITY AND CAPITAL RESOURCES

We recorded net earnings of $52.2 million or $1.76 per share in 2003, compared with $51.3 million or $1.86 per share recorded in 2002 and $14.5 million, or $.61 per share in 2001. While net earnings were flat, the lower earnings per share amount in 2003 as compared to 2002 reflects the full year impact of our stock offering in May 2002. The significant improvement in earnings in 2002 was primarily a result of cost-reduction actions in our Electrical Products business and synergies related to the acquisition of State Industries, Inc. (State). Our individual segment performance will be discussed later in this section.

Our working capital, excluding short-term debt (see discussion below), was $305.9 million at December 31, 2003 compared with $225.1 million and $221.6 million at December 31, 2002 and December 31, 2001, respectively. The $80.8 million increase in 2003 reflects $46.6 million higher inventory balances due primarily to extensive manufacturing repositioning in our electric motor business and several new product introductions and manufacturing consolidation in our water systems business. Additionally, receivable balances were $21.2 million higher due to price increases associated with new product introductions in our water systems business and an increase in international sales, which tend to have longer payment terms. Finally, a $13.1 million increase in accounts payable balances was almost completely offset by $9.4 million in restructuring expenses paid out in 2003. The small increase in working capital in 2002 was due to higher cash balances. Reducing working capital will be one of our major initiatives in 2004.

Cash provided by operating activities during 2003 was $25.3 million compared with $112.2 million during 2002 and $49.8 million in 2001. The higher investment in working capital during 2003 explains the majority of the difference between 2003 and 2002. Significantly higher earnings levels and a $12.4 million tax refund in 2002 explain the majority of the improvement in 2002 cash provided by operating activities compared with 2001. With 2004 forecasted earnings of $2.20 to $2.40 per share and successful working capital reduction efforts, we expect cash provided by operating activities to be approximately $120 to $140 million.

Our capital expenditures were $44.9 million in 2003 compared with $42.5 million is 2002 and $35.3 million in 2001. The increase in 2003 was associated with new product launches in our water systems business. The increase in 2002 was associated with our

Capital Expenditures
(DOLLARS IN MILLIONS)


$50
$40
$30
$20
$10
$ 0
33
41
35
43
45
1999
2000
2001
2002
2003

Cash Flow from Operating Activities
(DOLLARS IN MILLIONS)


$125
$100
$ 75
$ 50
$ 25
$ 0
48
75
50
112
25
1999
2000
2001
2002
2003

acquisition of State. We are projecting 2004 capital expenditures to be between $45 and $50 million and to be slightly less than projected 2004 depreciation expense. We believe that our present facilities and planned capital expenditures are sufficient to provide adequate capacity for our operations in 2004.

We have a $250 million credit facility with a group of nine financial institutions that expires on August 2, 2004. Borrowings under bank credit lines and in the commercial paper market are supported by the credit facility, and have in the past been classified as long-term debt. Since the term of the facility at December 31, 2003 is less than one year, $96.8 million of debt has been classified as short-term. We expect to replace the credit facility during the second quarter of 2004. At December 31, 2003, we had available borrowing capacity of $153.2 million under this facility. We believe that the combination of available borrowing capacity and operating cash flow will provide sufficient funds to finance our existing operations for the foreseeable future.

To take advantage of historically low long-term borrowing rates, we issued $50.0 million in senior notes with two insurance companies in June 2003. The notes range in maturity between 2013 and 2016 and carry a weighted average interest rate of slightly less than 4.5 percent. The proceeds of the notes were used to repay commercial paper and borrowing under the credit facility. Our leverage, as measured by the ratio of total debt to total capitalization was 32 percent, down slightly from 33 percent at the end of 2002.

AGGREGATE CONTRACTUAL OBLIGATIONS

A summary of our contractual obligations as of December 31, 2003 is as follows:

(dollars in millions)

		Payments Due by Period			
Contractual Obligation	**Total**	**Less than 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**More than 5 years**
Short-term Debt	$ 96.8	$ 96.8	$ –	$ –	$ –
Long-term Debt	172.7	8.6	22.4	48.2	93.5
Capital Leases	6.0	–	–	6.0	–
Operating Leases	58.8	14.6	24.3	9.3	10.6
Purchase Obligations	80.0	76.3	3.7	–	–
Total	$414.3	$196.3	$50.4	$63.5	$104.1

Debt to Total Capital
(PERCENT)


50%
40%
30%
20%
10%
0%
46
42
47
33
32
1999
2000
2001
2002
2003

Dividends Per Share


$.60
$.48
$.36
$.24
$.12
$.00
.48
.50
.52
.54
.58
1999
2000
2001
2002
2003

We utilize blanket purchase orders to communicate expected annual requirements to many of our suppliers. Requirements under blanket purchase orders generally do not become "firm" until six weeks prior to the company's scheduled unit production. The purchase obligation amount presented on the previous page represents the value of commitments considered firm.

Our pension plans continue to meet all funding requirements under ERISA regulations, and under current actuarial assumptions, we do not expect any significant minimum funding requirements for several years. See Note 12 of Notes to Consolidated Financial Statements.

In 2002, we completed the sale of 4.8 million shares of our common stock at $28.25 per share and paid down debt with the $127.5 million net proceeds. Additionally during 2002, we recorded a $114.7 million non-cash charge to equity as a result of the accumulated benefit obligations of our pension plan exceeding the fair value of the plan assets.

In connection with acquisitions, purchase liabilities were recorded at the respective acquisition dates for employee severance and relocation as well as certain facility exit costs. See Note 2 of Notes to Consolidated Financial Statements. All restructuring activities related to our purchase liabilities were completed by December 31, 2003. Remaining balances as of that date for purchase liabilities relate to contractual obligations for future payments, continuing severance payments to separated employees and facility sale costs.

Included in other assets is a $34.0 million receivable due to the payments of claims associated with the dip tube class action lawsuit. See Note 14 of Notes to Consolidated Financial Statements. The receivable is classified as a long-term asset because the trial to recover the receivable will not begin until early 2004 and while the trial will be concluded in 2004, the lawsuit may not be concluded until 2005 or later, should there be an appeal of the trial court decision. We expect to collect the receivable in 2005 through the satisfaction of a judgment favorable to the company. Alternatively, collection could occur in 2004 if a settlement of the lawsuit is reached with the defendants, Perfection Corporation, American Meter Company and the insurance companies.

We have paid dividends for 64 consecutive years with payments increasing each of the last twelve years. We paid total dividends of $.58 per share in 2003 compared with $.54 per share in 2002.

Electrical Products Sales
(DOLLARS IN MILLIONS)


$1000
$ 800
$ 600
$ 400
$ 200
$ 0
735
902
803
790
825
1999
2000
2001
2002
2003

Water Systems Sales
(DOLLARS IN MILLIONS)


$750
$600
$450
$300
$150
$ 0
335
346
348
679
706
1999
2000
2001
2002
2003

RESULTS OF OPERATIONS

Our sales in 2003 were $1.53 billion, an increase of $61.6 million or 4.2 percent from sales of $1.47 billion in 2002. The sales increase was due to a full year impact of our 2002 acquisitions in the motor business, a 44 percent increase in sales at our Chinese water heater operation, and higher water heater pricing related to steel costs and the introduction of the new flammable vapor ignition resistant water heaters. Sales in 2002 increased by $317.9 million or 27.6 percent from sales of $1.15 billion in 2001. The sales increase was due to our acquisitions of State in December 2001 and Athens Products (Athens) in July 2002. See segment discussion below for further analysis.

Our gross profit margin for 2003 was 19.5 percent compared with 20.4 percent and 17.6 percent in 2002 and 2001, respectively. The decline in margin from 2002 to 2003 was attributable to approximately $40 million of sales from acquired businesses with margins lower than those of our established business. The significant improvement in margin from 2001 to 2002 resulted from lower manufacturing costs associated with the product repositioning program at Electrical Products and the synergies from the State acquisition.

Selling, general and administrative expense (SG&A) was $206.2 million in both 2003 and 2002, but as a percent of sales declined from 14.0 percent in 2002 to 13.5 percent in 2003. SG&A in 2002 increased by $60.5 million from the $145.7 million recorded in 2001 primarily as a result of incremental SG&A associated with the State acquisition.

We have significant pension benefit costs and credits that are developed from actuarial valuations. The valuations reflect key assumptions regarding, among other things, discount rates, expected return on plan assets, retirement ages and years of service. Consideration is given to current market conditions, including changes in interest rates, in making these assumptions. Our assumption for the expected rate of return on pension plan assets was 9.0 percent in 2003 compared with 9.75 percent in 2002. Our 2004 assumption for return on assets remains at 9.0 percent which should result in pension income recognition of approximately $7.3 million in 2004. We recognized pension income of $11.6 million, $17.1 million and $20.1 million in 2003, 2002 and 2001 respectively, reflected as reductions to cost of products sold and SG&A. See Note 12 of Notes to Consolidated Financial Statements.

In developing our expected long-term rate of return assumption, we evaluate our pension plan's target asset allocation, the historical long-term rates of return of equity and bond indices and the actual historical returns of our pension plan. Our plan's target allocation to equity managers is between 60 to 70 percent, with the remainder allocated primarily to bond managers and a small allocation to private equity managers. Due to market fluctuations, our actual asset allocation as of December 31, 2003, was 72 percent to equity managers, 24 percent to bond managers, 3 percent to private equity managers and the remainder in money market instruments. We regularly review our actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. Our pension plan's historical 10-year and 25-year compounded annualized returns are 11.6 percent and 13.4 percent, respectively. We believe that with our target allocation and the historical long-term returns of equity and bond indices as well as our actual historical returns, our 9.0 percent expected return on assets for 2004 is reasonable.

The discount rate that we utilize for determining future pension obligations is based on the average yield of Moody's Aa Corporate Bonds. The discount rate determined on this basis has decreased from 6.75 percent at December 31, 2002, to 6.25 percent at December 31, 2003. We will continue to evaluate our actuarial assumptions at least annually, and we will adjust the assumptions as necessary.

Lowering the expected long-term rate of return on assets by 25 basis points would decrease our net pension income for 2004 by approximately $1.8 million. Lowering the discount rate by 25 basis points would decrease our 2004 net pension income by approximately $1.3 million.

Interest expense was $12.2 million in 2003, compared with $13.9 million and $16.4 million in 2002 and 2001, respectively. Decreasing interest rates throughout the past three years coupled with a significant reduction in debt resulting from our stock offering in May 2002 were responsible for the downward trend in interest expense. See Note 9 of Notes to Consolidated Financial Statements.

Amortization of intangibles in 2003 and 2002 was $0.2 million and $0.3 million, respectively, which was significantly lower than the $7.0 million recorded in 2001. We adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002. Under the new standard, goodwill and indefinite-lived assets are no longer amortized but instead are reviewed annually for impairment, and accordingly, goodwill amortization of $6.7 million in 2001 was not recorded in 2002 and 2003. See Note 8 of Notes to *Consolidated Financial Statements*.

Other expense-net consists of bank fees, interest income and other non-operating items and has remained relatively constant over the last three years in the range of $1.0 million to $1.4 million.

Our effective tax rate was 33.9 percent in 2003, 34.5 percent in 2002 and 35.5 percent in 2001. The effective rate in 2003 was favorably impacted by the resolution of a federal tax audit in May 2003. The effective rate in 2002 benefited from the implementation of a more efficient tax structure for international operations.

Our 2003 net earnings improved slightly to $52.2 million from $51.3 million in 2002. Despite slightly higher net earnings in 2003, earnings per share of $1.76 were ten cents lower than 2002 earnings per share of $1.86 as a result of the increased shares outstanding during 2003 due to the May 2002 stock offering.

ELECTRICAL PRODUCTS

Sales in our Electrical Products segment in 2003 increased by $34.2 million to $824.6 million from $790.4 million in 2002. The increase was due primarily to our 2002 acquisitions of Athens and the Jiangsu Changheng Motor Group Co. Ltd. (Changheng). Sales in 2002 were $12.3 million lower than sales of $802.7 million in 2001. Excluding approximately $20 million in sales attributable to the Athens acquisition, sales declined $32.0 million from 2001 to 2002. Sales to the heating, ventilating and air conditioning market, excluding Athens, declined by 6.0 percent in 2002 and accounted for the majority of the total decrease in sales.

Operating earnings for our Electrical Products segment were $54.2 million in 2003 or $3.4 million less than 2002. The decrease was attributable primarily to pricing and manufacturing costs related to the repositioning program. While there was a delay in recognition of cost savings related to the 2003 repositioning activities, we achieved significant results considering the number of simultaneous relocation activities. During 2003, we closed three facilities including Monticello, Indiana; Athens, Tennessee and Ripley, Tennessee. Additionally, we moved significant amounts of production from four other U.S. facilities.

Operating earnings in 2001 were $20.8 million inclusive of a non-recurring pretax charge of $8.1 million and goodwill amortization expense of $6.7 million and compare with 2002 operating earnings of $57.6 million. The $36.8 million increase in operating earnings from 2001 to 2002 was partially attributable to the $8.1 million non-recurring charge and $6.7 million goodwill amortization incurred in 2001, with the remainder resulting from the cost reduction program announced in the fourth quarter of 2001. The program consisted of consolidation of warehouse facilities, salaried workforce reduction, and relocation of domestic production to Mexico and China.

We are continuing to expand our motor production capacity in China and in November of 2003 completed the acquisition of Taicang Special Motor Co., Ltd. near Shanghai. This acquisition will expand our motor manufacturing capability to include hermetic motors in China.

WATER SYSTEMS

Sales for our Water Systems segment were $706.1 million in 2003, or $27.4 million higher than sales of $678.7 million in 2002. The sales growth was driven by a January 2003 price increase to cover higher steel costs, a 44 percent increase in our Chinese operations and the introduction of the new flammable vapor ignition resistant products. These increases were partially offset by lower unit sales of commercial and residential retail product. Sales of $678.7 million in 2002 increased by $330.2 million over sales of $348.5 million in 2001. Our State acquisition contributed $312.6 million with the remaining increase attributable to higher volume for the base residential and commercial business and the China operation.

Operating earnings of $57.2 million in 2003 were slightly lower than the $58.4 million earned in 2002. Most of the decline was associated with the flammable vapor ignition resistant product introduction costs, in combination with lower sales of higher margin commercial product throughout the year. The improvement in operating earnings from $39.2 million in 2001 to $58.4 million in 2002 was the result of the State acquisition and its related synergies, as well as increased sales volume in the base business.

CRITICAL ACCOUNTING POLICIES

Our accounting policies are described in Note 1 of Notes to Consolidated Financial Statements. Also as disclosed in Note 1, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of our financial statements include estimates associated with the evaluation of the recoverability of certain assets including goodwill and receivables resulting from the payment of claims associated with the dip tube class action lawsuit (see Note 14 of Notes to Consolidated Financial Statements) as well as those estimates used in the determination of liabilities related to warranty activity, litigation, product liability, environmental matters, and pensions and other post-retirement benefits. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact-specific and takes into account factors such as historical experience and trends, and in some cases, actuarial techniques. We constantly reevaluate these significant factors and adjustments are made when facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." We adopted SFAS No. 143 on January 1, 2003. Adoption of this statement did not have a material impact on our consolidated financial statements. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Adoption of this statement did not have a material impact on our consolidated financial statements.

OUTLOOK

As we look ahead to 2004, we have a strong base for performance. The year 2003 was one of challenge and accomplishment. During the year we transferred a substantial portion of our domestic motor manufacturing operations to lower-cost facilities in Mexico and China. In the water heater business we undertook the most significant product line transformation in our history. Unfortunately, accomplishing these transitions hurt profitability and resulted in lower operating cash flow due to increased working capital and restructuring expenditures. Restoring working capital to its proper level will be a major initiative in 2004.

In October, we forecasted 2004 earnings of $2.40 to $2.60 per share. The profit improvement in 2004 will be driven largely by the initiatives completed in 2003. In the motors business, we expect a full year's impact of the transition to Mexico, as well as the ramp-up in China, will generate pretax earnings of $15 million. In the water heater business, a full year's sales of flammable vapor ignition resistant product, as well as the introduction of NAECA compliant product is expected to generate $15 million pre-tax. The focusing of commercial water heater production in our McBee, South Carolina plant, with residential product relocated to Ashland City, Tennessee, is expected to provide $5 million in pre-tax impact.

However, in response to recent developments, on January 21st of this year, we adjusted our 2004 earnings guidance to a range between $2.20 and $2.40 per share from the previous range of $2.40 to $2.60 a share. This change was due to raw material cost pressures, particularly for steel and the loss of a sales contract by a major motor customer.

We expect first quarter earnings to approximate the $.46 per share earned in the first quarter of 2003.

OTHER MATTERS

ENVIRONMENTAL

Our operations are governed by a number of federal, state and local environmental laws concerning the generation and management of hazardous materials, the discharge of pollutants into the environment and remediation of sites owned by the company or third parties. We have expended financial and managerial resources complying with such laws. Expenditures related to environmental matters were not material in 2003 and are not expected to be material in any single year. Although we believe that our operations are substantially in compliance with such laws and maintain procedures designed to maintain compliance, there are no assurances that substantial additional costs for compliance will not be incurred in the future. However, since the same laws govern our competitors, we should not be placed at a competitive disadvantage.

MARKET RISK

We are exposed to various types of market risks, primarily currency and certain commodities. We monitor our risks in such areas on a continuous basis and generally enter into forward and futures contracts to minimize such exposures for periods of less than one year. We do not engage in speculation in our derivatives strategies. Further discussion regarding derivative instruments is contained in Note 1 of Notes to Consolidated Financial Statements.

Commodity risks include raw material price fluctuations. We use futures contracts to fix the cost of our expected needs for certain raw materials (i.e., copper and aluminum) with the objective of reducing price risk. Futures contracts are purchased over time periods and at volume levels which approximate expected usage. At December 31, 2003, we had commodity futures contracts amounting to $55.5 million of commodity purchases. A hypothetical 10 percent change in the underlying commodity price of such contracts would have a potential impact of $5.6 million. It is important to note that gains and losses from the company's futures contract activities will be offset by gains and losses in the underlying commodity purchase transactions being hedged.

In addition, we enter into foreign currency forward contracts to minimize the effect of fluctuating foreign currencies. At December 31, 2003, we had net foreign currency contracts outstanding of $132.4 million. Assuming a hypothetical 10 percent movement in the respective currencies, the potential foreign exchange gain or loss associated with the change in rates would amount to $13.2 million. It is important to note that gains and losses from our forward contract activities will be offset by gains and losses in the underlying transactions being hedged.

Our earnings exposure related to movements in interest rates is primarily derived from outstanding floating-rate debt instruments that are determined by short-term money market rates. At December 31, 2003, we had $103.3 million in outstanding floating-rate debt with a weighted-average interest rate of 1.4 percent at year end. A hypothetical 10 percent annual increase or decrease in the year-end average cost of our outstanding floating-rate debt would result in a change in annual pretax interest expense of $0.1 million.

FORWARD-LOOKING STATEMENTS

This report contains statements that we believe are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue," or words of similar meaning. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this filing. Factors that could cause such a variance include the following: instability in the company's electric motor and water products markets; inability to generate the synergistic cost savings from the acquisition of State Industries; the inability to implement cost-reduction programs; adverse changes in general economic conditions; significant increases in raw material prices; competitive pressures on the company's businesses; and the potential that assumptions on which the company based its expectations are inaccurate or will prove to be incorrect.

CONSOLIDATED STATEMENT OF

EARNINGS

YEARS ENDED DECEMBER 31 (dollars in millions, except per share amounts)	2003	2002	2001
Net sales	$1,530.7	$1,469.1	$1,151.2
Cost of products sold	1,232.0	1,169.3	948.8
Gross profit	298.7	299.8	202.4
Selling, general and administrative expenses	206.2	206.2	145.7
Interest expense	12.2	13.9	16.4
Amortization of intangibles	0.2	0.3	7.0
Restructuring and other charges	–	–	9.4
Other expense – net	1.1	1.0	1.4
	79.0	78.4	22.5
Provision for income taxes	26.8	27.1	8.0
Net Earnings	$ 52.2	$ 51.3	$ 14.5
Net Earnings Per Share of Common Stock	$1.80	$1.90	$.61
Diluted Net Earnings Per Share of Common Stock	$1.76	$1.86	$.61

CONSOLIDATED STATEMENT OF

COMPREHENSIVE EARNINGS (LOSS)

YEARS ENDED DECEMBER 31 (dollars in millions)	2003	2002	2001
Net Earnings	$52.2	$ 51.3	$14.5
Other comprehensive earnings (loss)			
Foreign currency translation adjustments	4.2	3.1	(1.0)
Unrealized net gain (loss) on cash flow derivative instruments, less related income tax effect of $(8.4) in 2003, $2.1 in 2002 and $0.3 in 2001	13.1	(3.4)	(0.4)
Adjustment to additional minimum pension liability less related income tax effect of $(4.7) in 2003 and $75.2 in 2002	7.4	(114.7)	–
Comprehensive Earnings (Loss)	$76.9	$ (63.7)	$13.1

See accompanying notes which are an integral part of these statements.

CONSOLIDATED

BALANCE SHEETS

DECEMBER 31 (dollars in millions)	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 18.7	$ 32.8
Receivables	236.7	215.5
Inventories	247.0	200.4
Deferred income taxes	14.3	26.7
Other current assets	31.0	12.9
Total Current Assets	547.7	488.3
Net property, plant and equipment	358.7	362.7
Goodwill	303.8	302.4
Other intangibles	7.1	6.8
Other assets	62.6	64.7
Total Assets	$1,279.9	$1,224.9
LIABILITIES		
Current Liabilities		
Short-term debt	$ 96.8	$ –
Trade payables	144.5	131.4
Accrued payroll and benefits	30.5	38.7
Accrued liabilities	37.7	60.1
Product warranty	18.9	19.5
Income taxes	1.6	1.8
Long-term debt due within one year	8.6	11.7
Total Current Liabilities	338.6	263.2
Long-term debt	170.1	239.1
Product warranty	43.2	43.7
Post-retirement benefit obligation	17.0	17.2
Deferred income taxes	27.9	7.5
Pension liability	61.6	90.8
Other liabilities	45.3	52.3
Total Liabilities	703.7	713.8
Commitments and contingencies (Notes 9 and 14)		
STOCKHOLDERS' EQUITY		
Preferred Stock	–	–
Class A Common Stock (shares issued 8,530,930 and 8,595,435)	42.7	43.0
Common Stock (shares issued 24,018,432 and 23,953,927)	24.0	24.0
Capital in excess of par value	73.9	73.5
Retained earnings	623.9	588.5
Accumulated other comprehensive loss	(97.2)	(121.9)
Treasury stock at cost	(91.1)	(96.0)
Total Stockholders' Equity	576.2	511.1
Total Liabilities and Stockholders' Equity	$1,279.9	$1,224.9

See accompanying notes which are an integral part of these statements.

CONSOLIDATED STATEMENT OF

CASH FLOWS

YEARS ENDED DECEMBER 31 (dollars in millions)	2003	2002	2001
Operating Activities			
Net earnings	$ 52.2	$ 51.3	$ 14.5
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation	49.8	49.1	38.5
Amortization	2.3	1.6	8.6
Net change in current assets and liabilities	(78.2)	8.2	11.2
Net change in noncurrent assets and liabilities	(1.5)	2.3	(22.7)
Other	0.7	(0.3)	(0.3)
Cash Provided by Operating Activities	25.3	112.2	49.8
Investing Activities			
Acquisition of businesses	(4.8)	(23.4)	(118.0)
Capital expenditures	(44.9)	(42.5)	(35.3)
Cash Used in Investing Activities	(49.7)	(65.9)	(153.3)
Financing Activities			
Short-term debt retired – net	(13.7)	–	–
Long-term debt incurred	50.0	–	90.5
Long-term debt retired	(11.7)	(156.2)	(11.1)
Net proceeds from common stock offering	–	127.5	–
Net proceeds from option activity	2.6	5.8	1.4
Dividends paid	(16.8)	(14.3)	(12.3)
Cash Provided by (Used in) Financing Activities	10.4	(37.2)	68.5
Cash Flow Provided by (Used in) Discontinued Operations	(0.1)	3.0	40.4
Net increase (decrease) in cash and cash equivalents	(14.1)	12.1	5.4
Cash and cash equivalents – beginning of year	32.8	20.7	15.3
Cash and Cash Equivalents – End of Year	$ 18.7	$ 32.8	$ 20.7

See accompanying notes which are an integral part of these statements.

CONSOLIDATED STATEMENT OF

STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31 (dollars in millions)	2003	2002	2001
Class A Common Stock			
Balance at beginning of year	$ 43.0	$ 43.5	$ 43.7
Conversion of Class A Common Stock	(0.3)	(0.5)	(0.2)
Balance at end of year	$ 42.7	$ 43.0	$ 43.5
Common Stock			
Balance at beginning of year	$ 24.0	$ 23.9	$ 23.8
Conversion of Class A Common Stock	–	0.1	0.1
Balance at end of year	$ 24.0	$ 24.0	$ 23.9
Capital in Excess of Par Value			
Balance at beginning of year	$ 73.5	$ 54.8	$ 53.6
Conversion of Class A Common Stock	0.3	0.4	0.1
Exercise of stock options	(0.9)	(2.8)	(0.1)
Tax benefit from exercise of stock options	0.8	2.4	1.1
Sale of Common Stock	–	18.4	–
Stock incentives and directors' compensation	0.2	0.3	0.1
Balance at end of year	$ 73.9	$ 73.5	$ 54.8
Retained Earnings			
Balance at beginning of year	$ 588.5	$ 551.5	$ 549.3
Net earnings	52.2	51.3	14.5
Cash dividends on Common Stock	(16.8)	(14.3)	(12.3)
Balance at end of year	$ 623.9	$ 588.5	$ 551.5
Accumulated Other Comprehensive Loss			
Balance at beginning of year	$(121.9)	$ (6.9)	$ (5.5)
Foreign currency translation adjustments	4.2	3.1	(1.0)
Unrealized net gain (loss) on cash flow derivative instruments, less related income tax effect of $(8.4) in 2003, $2.1 in 2002 and $0.3 in 2001	13.1	(3.4)	(0.4)
Adjustment to additional minimum pension liability less related income tax effect of $(4.7) in 2003 and $75.2 in 2002	7.4	(114.7)	–
Balance at end of year	$ (97.2)	$(121.9)	$ (6.9)
Treasury Stock			
Balance at beginning of year	$ (96.0)	$(214.8)	$(216.4)
Sale of Common Stock	–	109.0	–
Exercise of stock options, net of 10,325 shares surrendered as proceeds in 2002	3.5	8.6	1.5
Stock incentives and directors' compensation	1.4	1.2	0.1
Balance at end of year	$ (91.1)	$ (96.0)	$(214.8)
Total Stockholders' Equity	$ 576.2	$ 511.1	$ 452.0

See accompanying notes which are an integral part of these statements.

1 Organization and Significant Accounting Policies

ORGANIZATION

A. O. Smith Corporation (the company) is a manufacturer serving customers worldwide. The company's major product lines include fractional and integral horsepower alternating current (A/C), direct current (D/C) and hermetic electric motors, as well as residential and commercial water heaters. The company's products are manufactured and marketed primarily in North America. Electric motors are sold principally to original equipment manufacturers and distributors. Water heaters are sold principally to plumbing wholesalers and retail outlets.

CONSOLIDATION

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries after elimination of intercompany transactions.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables and trade payables approximated fair value as of December 31, 2003 and 2002, due to the short maturities of these instruments. The carrying amount of long-term debt approximated fair value as of December 31, 2003 and 2002, based on current rates offered to the company for debt with the same or similar maturities. The fair values of derivative financial instruments are discussed later in this footnote.

FOREIGN CURRENCY TRANSLATION

For all subsidiaries outside the United States, with the exception of all Mexican operations and the China operations of the company's Electrical Products segment, the company uses the local currency as the functional currency. For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of stockholders' equity. The Mexican operations and the China operations of the company's Electrical Products segment use the U.S. dollar as the functional currency as such operations are a direct and integral component of the company's U.S. operations. Gains and losses from foreign currency transactions are included in net earnings.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments, generally with a maturity of three months or less when purchased, to be cash equivalents.

INVENTORY VALUATION

Inventories are carried at lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for substantially all domestic inventories which comprise 91 percent and 92 percent of the company's total inventory at December 31, 2003 and 2002, respectively. Inventories of foreign subsidiaries and supplies are determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is computed primarily by the straight-line method. The estimated service lives used to compute depreciation are generally 25 to 50 years for buildings and 5 to 20 years for equipment. Maintenance and repair costs are expensed as incurred.

GOODWILL AND OTHER INTANGIBLES

The company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under SFAS No. 142, goodwill and indefinite-lived intangible assets (totaling $3.0 million at December 31, 2003 and 2002) are no longer amortized but are reviewed for impairment on an annual basis. Separable intangible assets that are not deemed to have an indefinite life are amortized on a straight-line basis over their estimated useful lives which range from 5 to 30 years.

IMPAIRMENT OF LONG-LIVED AND AMORTIZABLE INTANGIBLE ASSETS

Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

DERIVATIVE INSTRUMENTS

Effective January 1, 2001, the company adopted SFAS No. 133, as amended, which requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships. Any fair value changes are recorded in net earnings or other comprehensive earnings (loss). The cumulative effect of adopting SFAS No. 133 was not material to the company's consolidated financial statements as of January 1, 2001.

The company utilizes certain derivative instruments to enhance its ability to manage currency exposures and raw materials price risks. Derivative instruments are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes. The contracts are executed with major financial institutions with no credit loss anticipated for failure of the counterparties to perform.

1 Organization and Significant Accounting Policies (continued)

Commodity Futures Contracts

In addition to entering into supply arrangements in the normal course of business, the company also enters into futures contracts to fix the cost of certain raw material purchases, principally copper and aluminum, with the objective of minimizing changes in cost due to market price fluctuations.

The commodity futures contracts are designated and accounted for as cash flow hedges of a forecasted transaction. Derivative commodity assets of $15.7 million are recorded in other current assets as of December 31, 2003, and derivative commodity liabilities of $1.8 million are recorded in accrued liabilities as of December 31, 2002. The value of the effective portion of the contracts of $15.6 and $1.7 million as of December 31, 2003 and 2002, respectively, was recorded in accumulated other comprehensive earnings (loss), net of tax, and reclassified into cost of products sold in the period in which the underlying transaction was recorded in earnings. Ineffective portions of the commodity hedges are recorded in earnings in the period in which the ineffectiveness occurs. The impact of hedge ineffectiveness on earnings was not material in 2003, 2002 and 2001.

Foreign Currency Forward Contracts

The company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The company utilizes foreign currency forward purchase and sale contracts to manage the volatility associated with foreign currency purchases, sales, and certain intercompany transactions in the normal course of business. Contracts typically have maturities of one year or less. Principal currencies include the Mexican peso, Hungarian forint, British pound, Canadian dollar, Euro and U.S. dollar.

Forward contracts are designated and accounted for as cash flow hedges of a forecasted transaction. Derivative currency liabilities of $1.0 million and $3.9 million as of December 31, 2003 and 2002, respectively, are recorded in accrued liabilities. Gains and losses on these instruments are recorded in accumulated other comprehensive earnings (loss), net of tax, until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive earnings (loss) to the statement of earnings. The assessment of effectiveness for forward contracts is based on changes in the forward rates. These hedges have been determined to be perfectly effective.

The majority of the amounts in accumulated other comprehensive earnings (loss) for cash flow hedges is expected to be reclassified into earnings within one year.

The following table summarizes, by currency, the contractual amounts of the company's foreign currency forward contracts.

DECEMBER 31 (dollars in millions)	2003		2002	
	Buy	Sell	Buy	Sell
Euro	$ –	$ –	$ 3.0	$2.0
Canadian dollar	–	8.2	–	–
British pound	2.8	2.2	–	–
Hungarian forint	0.8	–	3.2	–
Mexican peso	122.8	–	89.8	–
Total	$126.4	$10.4	$96.0	$2.0

The forward contracts in place at December 31, 2003 and 2002, amounted to approximately 92 percent and 95 percent, respectively, of the company's anticipated subsequent year exposure for those currencies hedged.

REVENUE RECOGNITION

The company recognizes revenue upon transfer of title, which generally occurs upon shipment of the product to the customer.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents are used to verify delivery. The company assesses whether the selling price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

Accruals for customer returns for defective product are based on historical experience with similar types of sales. Accruals for rebates and incentives are based on pricing agreements and are generally tied to sales volume. Changes in such accruals may be required if future returns differ from historical experience or if actual sales volume differ from estimated sales volume. Rebates and incentives are recognized as a reduction of sales.

COMPENSATED ABSENCES

In the fourth quarter of 2001, the company changed its vacation policy for certain employees so that vacation pay is earned ratably throughout the year and must be used by year-end. The accrual for compensated absences was reduced by $1.6 million in 2001 to eliminate vacation pay no longer required to be accrued under the current policy.

ADVERTISING

Advertising costs are charged to operations as incurred and amounted to $18.4, $16.2 and $8.8 million during 2003, 2002 and 2001, respectively.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred and amounted to $34.6, $30.4 and $27.6 million during 2003, 2002 and 2001, respectively.

PRODUCT WARRANTY

The company's products carry warranties that generally range from one to six years and are based on terms that are generally accepted in the market place. The company records a liability for the expected cost of warranty-related claims at the time of sale. The allocation of our warranty liability between current and long-term is based on expected warranty claims to be paid in the next year as determined by historical product failure rates.

The following table presents the company's product warranty liability activity in 2003 and 2002:

YEARS ENDED DECEMBER 31 (dollars in millions)	2003	2002
Balance at beginning of year	$ 63.2	$ 69.6
Expense	29.1	29.9
Claims settled	(30.2)	(29.1)
Customer warranty waiver[1]	–	(7.2)
Balance at end of year	$ 62.1	$ 63.2

1 In exchange for other concessions, the customer has agreed to accept responsibility for units they have purchased from the company which become defective. The amount of the warranty reserve applicable to the estimated number of units previously sold to this customer that may become defective has been reclassified from the product warranty liability to a deferred revenue account.

ENVIRONMENTAL COSTS

The company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Costs of estimated future expenditures are not discounted to their present value. Recoveries of environmental costs from other parties are recorded as assets when their receipt is considered probable. The accruals are adjusted as facts and circumstances change.

STOCK BASED COMPENSATION

The company has one stock-based employee compensation plan (see Note 11). SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock option plans. Accordingly, because the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the company's pro forma earnings and earnings per share would have been as follows:

YEARS ENDED DECEMBER 31 (dollars in millions, except per share amounts)	2003	2002	2001
Earnings:			
As reported	$52.2	$51.3	$14.5
Deduct: Total stock based employee compensation expense determined under fair value based method, net of tax	(1.8)	(1.6)	(1.8)
Pro forma	$50.4	$49.7	$12.7
Earnings per share:			
As reported:			
Basic	$1.80	$1.90	$.61
Diluted	1.76	1.86	.61
Pro forma:			
Basic	$1.74	$1.84	$.54
Diluted	1.70	1.80	.53

1 Organization and Significant Accounting Policies (continued)

EARNINGS PER SHARE OF COMMON STOCK

The numerator for the calculation of basic and diluted earnings per share is net earnings. The following table sets forth the computation of basic and diluted weighted-average shares used in the earnings per share calculations:

	2003	2002	2001
Denominator for basic earnings per share – weighted-average shares outstanding	**29,031,289**	27,002,102	23,648,136
Effect of dilutive stock options	**679,564**	646,964	266,646
Denominator for diluted earnings per share	**29,710,853**	27,649,066	23,914,782

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

NEW ACCOUNTING STANDARDS

During 2002, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 143 was adopted by the company on January 1, 2003. Adoption of this statement did not have a material impact on the company's consolidated financial statements. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Adoption of this statement did not have a material impact on the company's consolidated financial statements.

2 Acquisitions

In November 2003, the company acquired certain net assets of Taicang Special Motor Co., Ltd. (Taicang), a manufacturer of commercial hermetic electric motors located in Suzhou, Jiangsu Province, China. The total cost of the acquisition was $4.0 million including future payments of $2.3 million. This cost exceeded the fair value of the net assets acquired by $0.4 million which was recorded as goodwill in the Electrical Products segment.

In July 2002, the company acquired certain net assets of the Athens Products (Athens) division of the Electrolux Group. In December 2002, the company acquired the motor manufacturing assets of Jiangsu Changheng Group Co. Ltd. (Changheng). The total cost of these acquisitions was $25.0 million including future payments of $3.1 million and acquisition costs of $0.1 million and exceeded the fair value of the net assets acquired by $3.7 million which was recorded as goodwill in the Electrical Products segment. Athens, based in Athens, Tennessee, is a manufacturer of hermetic motors for both scroll and reciprocating compressors. Changheng is located in the Jiangsu province of China and manufactures air-moving motors.

In December 2001, the company acquired all of the outstanding stock of State Industries, Inc. (State). State, located in Ashland City, Tennessee, is a manufacturer of residential and standard commercial water heaters which complements the wholesale channel of distribution with a strong presence in the retail market. The aggregate cash consideration paid to acquire State was $117.6 million. This was comprised of a $61.3 million purchase price (including $3.5 million of acquisition costs) and the assumption of $56.3 million of debt. Goodwill of $63.7 million was recorded within the Water Systems segment.

In December 2001, the company acquired a 100 percent equity interest in Shenzhen Speeda Industries Co., Ltd. and is utilizing the facility located in China to manufacture sub-fractional electric motors. The total purchase price of $3.3 million, including future payments of $0.7 million, exceeded the fair value of the assets acquired (principally plant and equipment) by $0.8 million and was recorded as goodwill within the Electrical Products segment.

The respective purchase prices for the Taicang, Athens, Changheng, State and Shenzhen acquisitions were allocated to the assets acquired and liabilities assumed based upon current estimates of their respective fair values at the date of acquisition. The operating results of these companies have been included in the company's consolidated financial statements since the dates of acquisition. The pro forma effect of these acquisitions, individually and in the aggregate, would not be significant to 2003 or 2002 operating results.

In connection with the company's acquisitions, aggregate purchase liabilities were recorded at the respective acquisition dates for employee severance and relocation, as well as certain facility exit costs. All restructuring activities related to the company's purchase liabilities were completed by December 31, 2003. Remaining balances as of that date for purchase liabilities relate to contractual obligations for future payments, continuing severance payments to separated employees and facility sale costs.

The following table presents an analysis as of and for the two-year period ended December 31, 2003, of the company's purchase liabilities incurred in connection with the company's recent acquisitions:

(dollars in millions)	Severance Costs	Relocation Costs	Lease Cancellation Costs	Other Exit Costs	Total
Balance at December 31, 2001	$ 8.2	$ 1.1	$ 0.5	$ 0.6	$10.4
Acquisition of Athens Products	3.9	–	–	0.3	4.2
Cash payments	(4.4)	–	(0.1)	(0.6)	(5.1)
Revision to estimate	0.3	(0.9)	(0.1)	1.2	0.5
Asset disposal	–	–	–	(0.6)	(0.6)
Balance at December 31, 2002	8.0	0.2	0.3	0.9	9.4
Cash payments	(5.9)	–	(0.2)	–	(6.1)
Revision to estimate	0.2	(0.2)	–	–	–
Balance at December 31, 2003	**$ 2.3**	**$ –**	**$ 0.1**	**$ 0.9**	**$ 3.3**

3 Divestitures and Discontinued Operations

In January 2001, the company sold its liquid and dry storage business, operated as Engineered Storage Products Company. The net after-tax proceeds of $33.0 million from the sale are included in cash flow provided by discontinued operations in 2001.

4 Business Improvement Programs

In the fourth quarter of 2001, the company recorded restructuring and other charges of $9.4 million. The charges include employee separation costs of $7.7 million associated with product or component manufacturing repositioning and the realignment of certain administrative functions. The reduction of workforce was approximately 100 salaried and 540 hourly employees. In addition, the company recorded facility impairment and lease charges of $1.7 million representing estimated costs of vacated facilities. All restructuring activities related to our business improvement program were completed by December 31, 2003. Remaining balances as of that date in the restructuring reserve relates to contractual obligations for future payments or continuing severance payments to separated employees.

The following table presents an analysis of the company's business improvement program reserve as of and for the two-year period ended December 31, 2003:

(dollars in millions)	Severance Costs	Lease Cancellation Costs	Asset Impairment	Total
Balance at December 31, 2001	$ 6.9	$ 0.8	$ 0.9	$ 8.6
Cash payments	(2.1)	(0.7)	–	(2.8)
Asset disposal	–	–	(0.5)	(0.5)
Revision to estimate	(0.6)	–	–	(0.6)
Balance at December 31, 2002	4.2	0.1	0.4	4.7
Cash payments	(3.2)	(0.1)	–	(3.3)
Asset disposal	–	–	(0.6)	(0.6)
Revision to estimate	(0.4)	–	0.2	(0.2)
Balance at December 31, 2003	**$ 0.6**	**$ –**	**$ –**	**$ 0.6**

5 Statement of Cash Flows

Supplemental cash flow information is as follows:

YEARS ENDED DECEMBER 31 (dollars in millions)	2003	2002	2001
Net change in current assets and liabilities:			
Receivables	$(21.2)	$(1.4)	$ 16.1
Inventories	(45.2)	(0.6)	7.0
Other current assets	(1.5)	(0.3)	0.2
Trade payables	13.1	(5.9)	7.3
Accrued liabilities, including payroll and benefits	(25.3)	8.8	(9.0)
Income taxes	1.9	7.6	(10.4)
	$(78.2)	$ 8.2	$ 11.2

6 Inventories

DECEMBER 31 (dollars in millions)	2003	2002
Finished products	$153.8	$130.7
Work in process	48.2	39.7
Raw materials	70.8	58.3
Inventories, at FIFO cost	272.8	228.7
LIFO reserve	25.8	28.3
	$247.0	$200.4

7 Property, Plant and Equipment

DECEMBER 31 (dollars in millions)	2003	2002
Land	$ 10.9	$ 10.0
Buildings	140.0	141.2
Equipment	568.0	535.0
	718.9	686.2
Less accumulated depreciation	360.2	323.5
	$358.7	$362.7

8 Goodwill

In connection with the adoption of SFAS No. 142, the company completed the transitional goodwill impairment test, which required the company to compare the fair value of its reporting units to the carrying value of the net assets of the respective reporting units as of January 1, 2002. Based on this analysis, the company concluded that no impairment existed at the time of adoption, and, accordingly, the company has not recognized any transitional impairment loss. Additionally, the company concluded that no impairment existed at the time of the annual impairment tests which were performed in the fourth quarter of 2003 and 2002, respectively. The two reporting units used to test goodwill for impairment are Electrical Products and Water Systems.

Changes in the carrying amount of goodwill during the years ended December 31, 2003 and 2002, respectively, consist of the following:

(dollars in millions)	Electrical Products	Water Systems	Total
Balance at December 31, 2001	$230.0	$65.1	$295.1
Acquisition of businesses (see Note 2)	3.7	–	3.7
Adjustment to finalize 2001 acquisitions	0.1	3.5	3.6
Balance at December 31, 2002	233.8	68.6	302.4
Acquisition of businesses (see Note 2)	0.4	–	0.4
Adjustment to finalize 2002 acquisitions	1.0	–	1.0
Balance at December 31, 2003	**$235.2**	**$68.6**	**$303.8**

As required by SFAS No. 142, the results of operations for periods prior to its adoption have not been restated. The table at the right reconciles reported net earnings and earnings per share to pro forma net earnings and earnings per share that would have resulted for the year ended December 31, 2001 if SFAS No. 142 had been adopted effective January 1, 2001:

YEAR ENDED DECEMBER 31 (dollars in millions, except per share amounts)	2001
Net earnings as reported	$14.5
Goodwill amortization – after tax	4.3
Assembled workforce amortization – after tax	0.2
Net earnings – pro forma	$19.0
Basic earnings per share:	
As reported	$.61
Pro forma	.80
Diluted earnings per share:	
As reported	$.61
Pro forma	.79

9 Debt and Lease Commitments

DECEMBER 31 (dollars in millions)	2003	2002
Bank credit lines, average year-end interest rate of 1.7% for 2003 and 2.9% for 2002	**$ 6.5**	$ 27.2
Commercial paper, average year-end interest rate of 1.4% for 2003 and 1.7% for 2002	**90.3**	83.2
Term notes with insurance companies, expiring through 2018, average year-end interest rate of 6.3% for 2003 and 7.1% 2002	**166.2**	127.9
Other notes, expiring through 2012, average year-end interest rate of 2.5% for 2003 and 2.6% for 2002	**12.5**	12.5
	275.5	250.8
Less short-term debt	**96.8**	–
Less long-term debt due within one year	**8.6**	11.7
Long-term debt	**$170.1**	$239.1

The company has a $250 million multi-year revolving credit agreement with a group of nine financial institutions, which expires on August 2, 2004. The company expects to extend this revolving credit agreement prior to its expiration. Borrowings under the company's bank credit lines and commercial paper borrowings are supported by the revolving credit agreement. As the revolving credit agreement expires in less than one year, outstanding borrowings of bank credit lines and commercial paper are classified as short-term debt at December 31, 2003. At its option, the company maintains either cash balances or pays fees for bank credit and services.

During June 2003, the company issued an additional $50 million in senior notes with two insurance companies. The notes range in maturity between 2013 and 2016 and carry a weighted-average interest rate of slightly less than 4.5 percent. The proceeds of the notes were used to repay commercial paper and revolver borrowing.

The company's credit agreements and term notes contain certain conditions and provisions which restrict the company's payment of dividends. Under the most restrictive of these provisions, retained earnings of $131.0 million are unrestricted as of December 31, 2003.

9 Debt and Lease Commitments (continued)

Scheduled maturities of long-term debt within each of the five years subsequent to December 31, 2003, are as follows: 2004 – $8.6; 2005 – $8.6; 2006 – $6.9; 2007 – $6.9; 2008 – $9.6 million.

Future minimum payments under non-cancelable operating leases relating mostly to office, manufacturing and warehouse facilities total $58.8 million and are due as follows: 2004 – $14.6; 2005 – $9.8; 2006 – $7.7; 2007 – $6.8; 2008 – $5.5; and thereafter – $14.4 million. Rent expense including payments under operating leases, was $22.4, $22.0 and $19.0 million in 2003, 2002 and 2001, respectively.

Interest paid by the company was $12.2, $13.9 and $16.9 million in 2003, 2002 and 2001, respectively.

10 Stockholders' Equity

The company's authorized capital consists of 3 million shares of Preferred Stock $1 par value, 14 million shares of Class A Common Stock $5 par value, and 60 million shares of Common Stock $1 par value. The Common Stock has equal dividend rights with Class A Common Stock and is entitled, as a class, to elect 25 percent of the Board of Directors and has 1/10th vote per share on all other matters.

On May 10, 2002, the company completed the sale of 4,776,065 shares of Common Stock held in treasury. The $127.5 million net proceeds from the offering were used to reduce long-term debt.

During 2003, 2002 and 2001, 64,505, 91,049 and 36,236 shares, respectively, of Class A Common Stock were converted into Common Stock. Regular dividends paid on the Class A Common Stock and Common Stock amounted to $.58, $.54, and $.52 per share in 2003, 2002 and 2001, respectively.

At December 31, 2003, 32,595 and 3,270,754, shares of Class A Common Stock and Common Stock, respectively, were held as treasury stock. At December 31, 2002, 32,595 and 3,476,844 shares of Class A Common Stock and Common Stock, respectively, were held as treasury stock.

Accumulated other comprehensive loss is as follows:

DECEMBER 31 (dollars in millions)	2003	2002
Cumulative foreign currency translation adjustments	$ 0.8	$ (3.4)
Unrealized net gain (loss) on cash flow derivative instruments	9.3	(3.8)
Additional minimum pension liability	(107.3)	(114.7)
	$ (97.2)	$(121.9)

11 Stock Options

The company adopted the A. O. Smith Combined Executive Incentive Compensation Plan (the "plan") effective January 1, 2002. The plan supercedes and replaces two predecessor incentive compensation plans. The plan provides for the issuance of 1.5 million stock options at exercise prices equal to the fair value of Common Stock on the date of grant. Additionally, any shares that would have been available for stock option grants under either of the predecessor plans, if such plans were in effect, will be available for granting of stock option awards under the plan. The options granted become exercisable one year from date of grant and, for active employees, expire ten years after date of grant. The number of shares available for granting of options at December 31, 2003, was 990,350.

Participants may also be awarded shares of restricted stock under the plan. The company granted 49,100 and 49,000 shares of restricted Common Stock under the plan in 2003 and 2002, respectively. The restricted shares were valued at $1.4 million and $1.3 million at the date of issuance in 2003 and 2002, respectively, and will be recognized as compensation expense ratably over the three-year vesting period. Compensation expense of $0.6 and $0.1 million was recognized in 2003 and 2002, respectively.

Changes in option shares, all of which are Common Stock, were as follows:

	Weighted-Average Per Share Exercise Price	YEARS ENDED DECEMBER 31 2003	2002	2001
Outstanding at beginning of year	$18.54	2,585,000	2,733,600	2,448,500
Granted				
2003 – $28.70 per share	28.70	286,400		
2002 – $26.88 per share			296,400	
2001 – $15.14 per share				510,700
Exercised				
2003 – $16.33 to $18.33 per share	17.41	(146,800)		
2002 – $8.67 to $18.33 per share			(432,400)	
2001 – $5.63 to $16.33 per share				(225,600)
Expired				
2002 – $27.25 to $29.03 per share		–	(12,600)	–
Outstanding at end of year (2003 – $13.56 to $29.03 per share)	19.67	2,724,600	2,585,000	2,733,600
Exercisable at end of year	18.60	2,438,200	2,288,600	2,222,900

The following table summarizes weighted-average information by range of exercise prices for stock options outstanding and exercisable at December 31, 2003:

Range of Exercise Prices	Options Outstanding at December 31, 2003	Weighted-Average Exercise Price	Options Exercisable at December 31, 2003	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
$13.56	545,300	$13.56	545,300	$13.56	7 years
$15.14 to $18.33	1,268,100	16.36	1,268,100	16.36	5 years
$26.88 to $29.03	911,200	27.90	624,800	27.55	8 years
	2,724,600		2,438,200		

The weighted-average fair value per option at the date of grant during 2003, 2002 and 2001 using the Black-Scholes option-pricing model, was $11.14, $9.71 and $5.30, respectively. Assumptions were as stated at the right:

	2003	2002	2001
Expected life (years)	6.4	6.3	6.0
Risk-free interest rate	3.7%	3.3%	4.7%
Dividend yield	2.2%	2.2%	2.3%
Expected volatility	43.9%	41.3%	37.9%

12 Pension and Other Post-retirement Benefits

The company provides retirement benefits for all United States employees including benefits for employees of discontinued operations which were earned up to the date of sale. Plan assets consist primarily of marketable equities and debt securities. The company also has several foreign pension plans, none of which are material to the company's financial position.

The company has a defined-contribution profit sharing and retirement plan covering the majority of its salaried nonunion employees which provides for annual company contributions of 35 percent to 140 percent of qualifying contributions made by participating employees. The amount of the company's contribution in excess of 35 percent is dependent upon the company's profitability. The company also has defined-contribution plans for certain hourly employees which provide for annual matching company contributions.

The company has several unfunded defined-benefit post-retirement plans covering certain hourly and salaried employees that provide medical and life insurance benefits from retirement to age 65. Certain hourly employees retiring after January 1, 1996, are subject to a maximum annual benefit and salaried employees hired after December 31, 1993, are not eligible for post-retirement medical benefits.

OBLIGATIONS AND FUNDED STATUS

The following tables present the changes in benefit obligations, plan assets and funded status for domestic pension and post-retirement plans and the components of net periodic benefit costs.

	Pension Benefits		Post-retirement Benefits	
YEARS ENDED DECEMBER 31 (dollars in millions)	2003	2002	2003	2002
Change in benefit obligations				
Benefit obligation at beginning of year	$(703.9)	$(650.5)	$(18.2)	$(16.5)
Service cost	(7.5)	(8.3)	(0.2)	(0.3)
Interest cost	(46.8)	(46.9)	(1.1)	(1.2)
Participant contributions	–	–	(0.6)	(0.5)
Plan amendments	7.8	(1.2)	(0.2)	–
Actuarial losses including assumption changes	(56.5)	(49.0)	1.1	(1.5)
Benefits paid	55.6	52.0	1.9	1.8
Benefit obligation at end of year	$(751.3)	$(703.9)	$(17.3)	$(18.2)
Change in plan assets				
Fair value of plan assets at beginning of year	$ 592.8	$ 704.3	$ –	$ –
Actual return on plan assets	127.9	(60.3)	–	–
Contribution by the company	2.0	0.8	1.3	1.3
Participant contributions	–	–	0.6	0.5
Benefits paid	(55.6)	(52.0)	(1.9)	(1.8)
Fair value of plan assets at end of year	$ 667.1	$ 592.8	$ –	$ –
Benefit obligations in excess of plan assets	$ (84.2)	$(111.1)	$(17.3)	$(18.2)
Unrecognized net actuarial loss (gain)	200.6	205.7	(1.4)	(0.2)
Unrecognized prior service cost (credit)	(0.2)	8.0	–	(0.4)
Net amount recognized	$ 116.2	$ 102.6	$(18.7)	$(18.8)
Amounts recognized in the statement of financial position:				
Other assets	$ –	$ 5.3	$ –	$ –
Accumulated other comprehensive loss before tax	177.8	189.9	–	–
Current liabilities	–	(1.8)	(1.7)	(1.6)
Non-current liabilities	(61.6)	(90.8)	(17.0)	(17.2)
Net amount recognized	$ 116.2	$ 102.6	$(18.7)	$(18.8)

YEARS ENDED DECEMBER 31 (dollars in millions)	Pension Benefits 2003	Pension Benefits 2002	Pension Benefits 2001	Post-retirement Benefits 2003	Post-retirement Benefits 2002	Post-retirement Benefits 2001
Components of net periodic benefit cost						
Service cost	$ 7.5	$ 8.3	$ 5.9	$ 0.2	$ 0.3	$ 0.3
Interest cost	46.8	46.9	41.6	1.1	1.2	1.3
Expected return on plan assets	(66.3)	(73.3)	(68.1)	–	–	–
Amortization of prior service cost	0.4	1.0	1.0	(0.2)	(0.2)	(0.2)
Amortization of transition asset	–	–	(0.5)	–	–	–
Amortization of net actuarial gain	–	–	–	–	–	(0.1)
Defined-benefit plan cost (income)	(11.6)	(17.1)	(20.1)	$ 1.1	$ 1.3	$ 1.3
Various U.S. defined-contribution plans cost	4.5	4.7	2.4			
	$ (7.1)	$(12.4)	$(17.7)			

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the company's pension plans, both of which are underfunded, with accumulated benefit obligations in excess of plan assets were $751.3, $730.2 and $667.1 million, respectively, as of December 31, 2003, and $703.9, $686.6 and $592.8 million, respectively, as of December 31, 2002.

ADDITIONAL INFORMATION

The change in the minimum liability included in other comprehensive income is as follows:

YEARS ENDED DECEMBER 31 (dollars in millions)	Pension Benefits 2003	Pension Benefits 2002	Post-retirement Benefits 2003	Post-retirement Benefits 2002
Increase (decrease) in minimum liability included in other comprehensive income, net of tax	$(7.4)	$114.7	$ –	$ –

ASSUMPTIONS

Actuarial assumption used to determine benefit obligations at December 31 are as follows:

	Pension Benefits 2003	Pension Benefits 2002	Post-retirement Benefits 2003	Post-retirement Benefits 2002
Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Actuarial assumptions used to determine net periodic benefit cost for the year ended December 31 is as follows:

YEARS ENDED DECEMBER 31	Pension Benefits 2003	Pension Benefits 2002	Pension Benefits 2001	Post-retirement Benefits 2003	Post-retirement Benefits 2002	Post-retirement Benefits 2001
Discount rate	6.75%	7.25%	7.50%	6.75%	7.25%	7.50%
Expected long-term return on plan assets	9.00%	9.75%	10.00%	n/a	n/a	n/a
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

In developing the expected long-term rate of return assumption, the company evaluated its pension plan's target asset allocation and historical long-term rates of return of equity and bond indices. The company also considered its pension plan's historical 10-year and 25-year compounded annualized returns of 11.6 percent and 13.4 percent, respectively.

12 Pension and Other Post-retirement Benefits (continued)

ASSUMED HEALTH CARE COST TREND RATES

Assumed health care cost trend rates as of December 31 are as follows:

DECEMBER 31	2003	2002
Health care cost trend rate assumed for next year	9.00%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	6.00%
Year that the rate reaches the ultimate trend rate	2009	2004

A one-percentage-point change in the assumed health care cost trend rates would not result in a material impact on the company's consolidated financial statements.

PLAN ASSETS

The company's pension plan weighted asset allocations by asset category are as follows at December 31:

	DECEMBER 31	
ASSET CATEGORY	2003	2002
Equity securities	72%	56%
Debt securities	24	41
Private equity	3	3
Other	1	–
	100%	100%

The company's target allocation to equity managers is between 60 to 70 percent with the remainder allocated primarily to bond managers and a small allocation to private equity managers. The company regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate.

There is no company stock included in plan assets at December 31, 2003 and 2002, respectively.

CASH FLOWS

The company does not expect to contribute to its pension plans in 2004.

ESTIMATED FUTURE PAYMENTS

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

YEARS ENDING DECEMBER 31 (dollars in millions)	Pension Benefits	Post-retirement Benefits
2004	$ 57.0	$1.3
2005	58.4	1.3
2006	59.8	1.3
2007	61.0	1.4
2008	62.2	1.4
Years 2009 – 2013	326.7	7.2

13 Income Taxes

The components of the provision for income taxes consisted of the following:

YEARS ENDED DECEMBER 31 (dollars in millions)	2003	2002	2001
Current:			
Federal	$ 0.1	$ 4.8	$(10.1)
State	1.4	1.6	–
International	4.5	3.5	2.4
Deferred	20.8	17.2	15.7
	$26.8	$27.1	$ 8.0

The provision for income taxes differs from the U.S. federal statutory rate due to the following items:

YEARS ENDED DECEMBER 31	2003	2002	2001
Provision at U.S. federal statutory rate	35.0%	35.0%	35.0%
State income and franchise taxes, net of federal benefit	3.1	3.5	(.8)
International income tax rate differential	(3.5)	(2.3)	2.2
Research tax credits	(1.2)	(1.3)	(1.3)
Other	.5	(.4)	.4
	33.9%	34.5%	35.5%

Components of earnings before income taxes were as follows:

YEARS ENDED DECEMBER 31 (dollars in millions)	2003	2002	2001
United States	$60.0	$63.5	$18.9
International	19.0	14.9	3.6
	$79.0	$78.4	$22.5

Total taxes paid (tax refunds received) by the company for continuing and discontinued operations amounted to $6.7, $(10.6) and $(2.7) million in 2003, 2002 and 2001, respectively.

No provision for U.S. income taxes or foreign withholding taxes has been made on the undistributed earnings of foreign subsidiaries as such earnings are considered to be permanently invested. At December 31, 2003, the undistributed earnings amounted to $69.3 million. Determination of the amount of unrecognized deferred tax liability on the undistributed earnings is not practicable. In addition, no provision or benefit for U.S. income taxes have been made on foreign currency translation gains or losses.

The tax effects of temporary differences of assets and liabilities between income tax and financial reporting are as follows:

	2003		2002	
YEARS ENDED DECEMBER 31 (dollars in millions)	Assets	Liabilities	Assets	Liabilities
Employee benefits	$41.9	$ –	$ 52.3	$ –
Recoverable dip tube costs	–	13.1	–	13.3
Product liability and warranty	36.2	–	39.0	–
Depreciation differences	–	44.9	–	45.6
Amortization differences	–	31.2	–	24.1
Derivative instruments	–	6.0	2.4	–
Tax loss and credit carryovers	4.7	–	6.8	–
All other	2.3	3.5	4.3	2.6
	$85.1	$ 98.7	$104.8	$85.6
Net asset (liability)		$(13.6)	$ 19.2	

These deferred tax assets and liabilities are classified in the balance sheet as current or long-term based on the balance sheet classification of the related assets and liabilities as follows:

DECEMBER 31 (dollars in millions)	2003	2002
Current deferred income tax assets	$ 14.3	$26.7
Long-term deferred income tax liabilities	(27.9)	(7.5)
Net asset (liability)	$(13.6)	$19.2

As a result of the acquisition of State, the company has $6.8 million of federal capital loss carryovers that expire in 2006 and $3.7 million of tax credits, the majority of which have an unlimited carryover period. Due to the change in State ownership, the annual limitation for utilization of the federal net operating loss carryovers is the equivalent of $2.2 million of deductions.

The company also has approximately $140 million of state and local net operating loss carryovers. The majority of these carryovers expire between 2010 and 2023.

14 Litigation and Insurance Matters

The company is involved in various unresolved legal actions, administrative proceedings, and claims in the ordinary course of its business involving product liability, property damage, insurance coverage, patents, and environmental matters, including the disposal of hazardous waste. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, the company believes these unresolved legal actions will not have a material effect on its financial position or results of operations. The following paragraphs summarize noteworthy actions and proceedings.

In 1999, a class action lawsuit was filed in the United States District Court, Western District of Missouri, by individuals on behalf of themselves and all persons throughout the United States who have owned or currently own a water heater manufactured by Rheem Manufacturing Company, A. O. Smith Corporation, Bradford White Company, American Water Heater Company, Lochinvar Corporation and State Industries, Inc. (the "water heater manufacturers") that contains a dip tube manufactured, designed, supplied, or sold by Perfection Corporation between August 1993 and October 1996. A dip tube is a plastic tube in a residential water heater that brings the cold water supply to the bottom area of the tank to be heated. The plaintiffs and the water heater manufacturers reached a settlement of this lawsuit which the Court approved in 2000. The water heater manufacturers paid the settlement, and all other legal actions brought against the water heater manufacturers related to dip tube claims have been dismissed as a result of the settlement of the class action.

Separately, the water heater manufacturers in late 1999 filed a direct action lawsuit in the Civil District Court for the Parish of Orleans, State of Louisiana, against Perfection Corporation and American Meter Company, the parent company of Perfection, and their insurers. This lawsuit seeks (1) recovery of damages sustained by the water heater manufacturers related to the costs of the class action settlement and the handling of dip tube claims outside of and prior to the national class action settlement, (2) damages for the liability of the water heater manufacturers assumed by Perfection Corporation by contract and (3) personal injuries suffered by the water heater manufacturers as a result of the disparagement of their businesses. Also relating to the water heater manufacturers' recovery efforts, the insurers of Perfection Corporation have brought third-party claims against the water heater manufacturers in a state court action in Cook County, Illinois. This action has been stayed by order of the Court.

Perfection Corporation has also sued the water heater manufacturers in a separate action in Cook County, Illinois. The filing by Perfection Corporation is an attempt to preempt the Louisiana lawsuit. This action has been stayed by order of the Court.

As of December 31, 2003 and 2002, respectively, the company recorded a long-term receivable of $34.0 million (as detailed below) related to dip tube repair claims, administrative costs, legal fees, and related expenses.

(dollars in millions)

Claim payments	$22.3
Administrative costs	7.5
Legal fees	4.2
	$34.0

It is the company's expectation that all or a substantial portion of its costs will be recovered from Perfection Corporation, American Meter Company and their insurers, as well as the company's insurers. The water heater manufacturers have negotiated settlements with 11 insurers of Perfection Corporation and American Meter Company with the proceeds of the settlements being placed in escrow. Negotiating opportunities with Perfection Corporation, American Meter Company and the two remaining insurance company defendants in the lawsuit continues to be available. Management also believes the two defendant companies have the financial ability to pay a judgment. The company has initiated the claim process with the company's insurers and reasonably believes that, if necessary, coverage provisions would apply. Management also believes the two insurance companies have the financial ability to pay a judgment.

The company is currently involved as a potentially responsible party (PRP) in judicial and administrative proceedings initiated on behalf of various state and federal regulatory agencies seeking to clean up 11 sites which have been environmentally impacted (the "sites") and to recover costs they have incurred or will incur as to the sites. In 2003, remediation at one such site was completed and the company entered into a de minimis settlement agreement with the United States Environmental Protection Agency (EPA). The company has fulfilled its obligations under the agreement and will have no further liability at the site. In the fourth quarter of 2003, the company was notified that it has been identified as a de minimis party at a new site in Indiana. Based on information available concerning its involvement at the site, the company expects to have minimal liability for remediation of the site.

It is impossible at this time to estimate the total cost of remediation for the sites or the company's ultimate share of those costs, primarily because the sites are in various stages of the remediation process and issues remain open at many sites concerning the selection and implementation of the final remedy, the cost of that remedy and the company's liability at a site relative to the liability and viability of the other PRPs. The company has established reserves for the sites in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such cleanups when those costs are capable of being reasonably estimated. To the best of the company's knowledge, the reserves it has established, $1.1 and $1.8 million at December 31, 2003 and 2002, respectively, and insurance proceeds that are available to the company are sufficient to cover the company's liability. The company further believes its insurers have the financial ability to pay any such covered claims, and there are viable PRPs at each of the sites which have the financial ability to pay their respective shares of liability at the sites. The company believes that any environmental claims in excess of reserves, insurance proceeds and indemnified amounts would not result in a material change in its results of operations, financial condition or liquidity.

In addition to those sites, the company is involved in two other environmental matters. The first is a matter the company previously reported which involves a former mine in Colorado that is being remediated by the United States Environmental Protection Agency (EPA). The State of Colorado appealed the trial court's decision to dismiss the State's claims against the company to recover its costs associated with remediation of the mine site. The Court of Appeals reversed the order dismissing those claims and remanded the matter back to the trial court. The company believes that the claims against it will ultimately be dismissed because the company was neither an "owner" nor "operator" of the site, but was merely a stockholder in a mining corporation that worked the mine from 1936 to 1942. As such, it has no liability under applicable environmental laws to the State or any other party. The second matter involves a notification by a private party that it intends to bring a lawsuit against the company and other companies involved in mining operations in Colorado that caused damage to the private party's land. Since the company was merely a stockholder in mining corporations that worked the mines involved in this claim from 1936 to 1942, it expects that any claims brought against it by the private party property owner will also be ultimately dismissed.

With respect to non-environmental claims, the company has self-insured a portion of its product liability loss exposure and other business risks for many years. The company has established reserves which it believes are adequate to cover incurred claims. For the year ended December 31, 2003, the company had $125 million of third-party product liability insurance for individual losses in excess of $3 million and for aggregate annual losses in excess of $65 million. The company periodically reevaluates its exposure on claims and makes adjustments to its reserves as appropriate.

15 Operations by Segment

The company has two reportable segments: Electrical Products and Water Systems. The Electrical Products segment manufactures fractional horsepower alternating current (A/C) and direct current (D/C) and integral horsepower motors used in fans and blowers in furnaces, air conditioners and ventilating systems; industrial applications such as material handling; as well as in other consumer products such as home appliances and pumps, swimming pools, hot tubs and spas. In addition, the Electrical Products segment manufactures hermetic motors which are sold worldwide to manufacturers of compressors used in air conditioning and refrigeration systems. The Water Systems segment manufactures residential gas and electric water heaters as well as commercial water heating equipment used in a wide range of applications including hotels, laundries, car washes, factories and large institutions. In addition, the Water Systems segment manufactures copper tube boilers used in large-volume hot water and hydronic heating applications.

The accounting policies of the reportable segments are the same as those described in the "Summary of Significant Accounting Policies" outlined in Note 1. Intersegment sales have been excluded from segment revenues and are immaterial. Operating earnings, defined by the company as earnings before interest, taxes, general corporate and corporate research and development expenses, is used to measure the performance of the segments and allocate resources.

	Net Earnings			Net Sales		
YEARS ENDED DECEMBER 31 (dollars in millions)	2003	2002	2001	2003	2002	2001
Electrical Products	$ 54.2	$ 57.6	$ 20.8	$ 824.6	$ 790.4	$ 802.7
Water Systems	57.2	58.4	39.2	706.1	678.7	348.5
Total segments – operating earnings	111.4	116.0	60.0	$1,530.7	$1,469.1	$1,151.2
General corporate and research and development expenses	(20.2)	(23.7)	(21.1)			
Interest expense	(12.2)	(13.9)	(16.4)			
Earnings before income taxes	79.0	78.4	22.5			
Provision for income taxes	(26.8)	(27.1)	(8.0)			
Net earnings	$ 52.2	$ 51.3	$ 14.5			

Net sales of the Electrical Products segment includes sales to York International Corporation of $157.3, $173.3 and $171.9 million in 2003, 2002 and 2001, respectively.

ASSETS, DEPRECIATION AND CAPITAL EXPENDITURES BY SEGMENT

	Total Assets (December 31)			Depreciation and Amortization (Years ended December 31)			Capital Expenditures (Years ended December 31)		
(dollars in millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Electrical Products	$ 732.1	$ 697.4	$ 680.3	$33.7	$33.1	$37.0	$25.6	$24.6	$29.5
Water Systems	466.8	434.7	420.6	17.6	16.9	8.9	19.1	17.6	5.7
Total segments	1,198.9	1,132.1	1,100.9	51.3	50.0	45.9	44.7	42.2	35.2
Corporate assets	81.0	92.8	191.2	0.8	0.7	1.2	0.2	0.3	0.1
Discontinued operations	–	–	1.8	–	–	–	–	–	–
Total	$1,279.9	$1,224.9	$1,293.9	$52.1	$50.7	$47.1	$44.9	$42.5	$35.3

Corporate assets consist primarily of cash and cash equivalents, deferred income taxes and a prepaid pension asset in 2001.

NET SALES AND LONG-LIVED ASSETS BY GEOGRAPHIC LOCATION

The following data by geographic area includes net sales based on product shipment destination and long-lived assets based on physical location. Long-lived assets include net property, plant and equipment; and other long-term assets and exclude prepaid pension, other intangibles and long-lived assets of discontinued operations.

	Long-Lived Assets		
(dollars in millions)	2003	2002	2001
United States	**$267.1**	$283.0	$283.4
Mexico	**110.3**	102.7	102.0
China	**32.5**	26.6	17.2
Other foreign	**11.4**	9.8	8.6
Total	**$421.3**	$422.1	$411.2

	Net Sales		
(dollars in millions)	2003	2002	2001
United States	**$1,295.9**	$1,282.9	$ 984.4
Foreign	**234.8**	186.2	166.8
Total	**$1,530.7**	$1,469.1	$1,151.2

16 Quarterly Results of Operations (Unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
(dollars in millions, except per share amounts)	2003	2002	2003	2002	2003	2002	2003	2002
Net sales	**$387.9**	$371.9	**$417.6**	$386.3	**$356.4**	$352.4	**$368.8**	$358.5
Gross profit	**78.2**	76.9	**83.8**	81.4	**61.5**	66.4	**75.2**	75.1
Net earnings	**13.7**	12.1	**19.8**	18.0	**6.0**	10.0	**12.7**	11.2
Net earnings per share								
Basic	**.47**	.51	**.68**	.68	**.21**	.35	**.43**	.39
Diluted	**.46**	.50	**.67**	.66	**.20**	.34	**.42**	.38
Common dividends declared	**.14**	.13	**.14**	.13	**.15**	.14	**.15**	.14

Net earnings per share are computed separately for each period and, therefore, the sum of such quarterly per share amounts may differ from the total for the year.

See Note 9 for restrictions on the payment of dividends.

Quarterly Common Stock Price Range

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003				
High	**$29.33**	**$32.94**	**$36.48**	**$36.72**
Low	**23.55**	**26.26**	**27.24**	**27.96**
2002				
High	$28.50	$32.25	$32.75	$29.62
Low	19.00	25.32	24.90	20.56

Responsibility for Financial Statements

The company has prepared the accompanying financial reports, occasionally utilizing estimates and judgment applied in a reasonable manner, and is responsible for their fairness and integrity. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States. All financial information in this annual report is consistent with the accompanying financial statements.

The company's accounting systems are designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements.

The effectiveness of the accounting systems depends primarily upon the careful selection of managers; clear delegation of authority and assignment of accountability with appropriate division of responsibility; adherence to high business ethics; policies and procedures for coordinating the management of company resources; and the leadership and commitment of top management. The company maintains a strong internal auditing program that monitors compliance with internal control procedures, independently assesses the effectiveness of the internal controls, and recommends improvements.

The company's financial statements have been audited by Ernst & Young LLP, independent auditors, who have provided an independent assessment as to the fairness of presentation of the financial statements.

The Board of Directors, through its audit committee, which is comprised entirely of outside directors, is responsible for assuring that management fulfills its responsibilities in the preparation of financial statements. The audit committee meets regularly with the independent auditors, representatives of management, and internal auditors to review the activities of each and to ensure that each is properly discharging its responsibilities. To assure complete independence, Ernst & Young LLP and the company's internal auditors have full and free access to the audit committee and meet with the committee with and without management representatives present.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
A. O. Smith Corporation

We have audited the accompanying consolidated balance sheets of A. O. Smith Corporation as of December 31, 2003 and 2002, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of A. O. Smith Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 8 to the consolidated financial statements, effective January 1, 2002, A. O. Smith Corporation changed its method of accounting for goodwill and identifiable intangible assets with indefinite lives.

Ernst + Young LLP

Milwaukee, Wisconsin
January 19, 2004

Historical Financial Review 1999 – 2003

Data shown is for continuing operations unless otherwise noted.

(dollars in millions, except per share amounts)	2003	2002	2001	2000	1999
Net sales	**$1,530.7**	$1,469.1	$1,151.2	$1,247.9	$1,070.3
Earnings	**52.2**	51.3	14.5	41.7	50.3
Earnings (loss) from discontinued operations	**–**	–	–	(11.9)	(7.9)
Net earnings	**52.2**	51.3	14.5	29.8	42.4
Return on net sales	**3.4%**	3.5%	1.3%	3.3%	4.7%
Net earnings as a percent of monthly average stockholders' equity	**9.8%**	9.4%	3.2%	6.6%	10.2%
Cash dividends	**16.8**	14.3	12.3	11.7	11.2
Cash dividends as a percent of net earnings	**32.3%**	27.8%	84.9%	39.4%	26.3%
Diluted earnings per share					
Continuing operations	**1.76**	1.86	.61	1.76	2.11
Discontinued operations	**–**	–	–	(.50)	(.33)
Net	**1.76**	1.86	.61	1.26	1.78
Cash dividends per share	**.58**	.54	.52	.50	.48
Weighted-average shares of stock used to calculate diluted earnings per share (000)	**29,711**	27,649	23,915	23,691	23,787
Shares of stock outstanding – year-end (000)	**29,246**	29,040	23,786	23,549	23,394
Working capital	**209.1**	225.1	221.6	227.0	217.7
Current ratio	**1.6**	1.9	1.9	2.3	2.3
Property, plant and equipment					
Gross	**718.9**	686.2	637.5	542.0	518.7
Accumulated depreciation	**360.2**	323.5	282.2	259.2	235.2
Net	**358.7**	362.7	355.3	282.8	283.5
Capital expenditures	**44.9**	42.5	35.3	40.5	32.8
Annual depreciation	**49.8**	49.1	38.5	36.6	30.8
Total assets	**1,279.9**	1,224.9	1,293.9	1,064.9	1,065.6
Capitalization					
Common stockholders' equity	**576.2**	511.1	452.0	448.4	431.1
Total debt	**275.5**	250.8	406.9	327.5	360.9
Total capital	**851.7**	761.9	858.9	775.9	792.0
Debt/total capital ratio	**32.3%**	32.9%	47.4%	42.2%	45.6%
Book value per common share	**19.70**	17.60	19.00	19.04	18.43
Number of employees – year-end	**17,000**	15,400	14,800	13,800	15,100

Board of Directors

RONALD D. BROWN[3, 4]
Chairman, President
and Chief Executive Officer
Milacron Inc.
Elected to board in 2001

WILLIAM F. BUEHLER[3, 4]
Retired Vice Chairman –
Board of Directors
Xerox Corporation
Elected to board in 1998

KATHLEEN J. HEMPEL[1]
Former Vice Chairman
and Chief Financial Officer
Fort Howard Corporation
Elected to board in 1998

DENNIS J. MARTIN
Chairman, President
and Chief Executive Officer
General Binding Corporation
Elected to board in 2004

ROBERT J. O'TOOLE[2]
Chairman and
Chief Executive Officer
Elected to board in 1986

BRUCE M. SMITH[2, 4]
Chairman, President
and Chief Executive Officer
Smith Investment Company
Elected to board in 1995

MARK D. SMITH[1]
Business Manager
Strattec Security Corporation
Elected to board in 2001

GENE C. WULF[1]
Chief Financial Officer,
Vice President and Treasurer
Bemis Company, Inc.
Elected to board in 2003

Director Emeritus

LLOYD B. SMITH
Retired Chairman
Elected to board
in 1945

1 Audit Committee
2 Investment Policy Committee (Employee Benefit Trust Funds)
3 Nominating and Governance Committee
4 Personnel and Compensation Committee

Corporate Officers

ROBERT J. O'TOOLE
Chairman and
Chief Executive Officer

PAUL W. JONES
President and
Chief Operating Officer

KENNETH W. KRUEGER
Senior Vice President and
Chief Financial Officer

DONALD M. HEINRICH
Senior Vice President

RONALD E. MASSA
Senior Vice President

RANDALL S. BEDNAR
Vice President –
Information Technology

DR. CHARLES J. BISHOP
Vice President –
Corporate Technology

MICHAEL J. COLE
Vice President – Asia

JOHN J. KITA
Vice President,
Treasurer and Controller

ALBERT E. MEDICE
Vice President – Europe

EDWARD J. O'CONNOR
Vice President –
Human Resources
and Public Affairs

STEVE W. RETTLER
Vice President –
Business Development

W. DAVID ROMOSER
Vice President,
General Counsel
and Secretary

PATRICIA K. ACKERMAN
Assistant Treasurer

KENNETH J. MACIOLEK
Associate General
Counsel and
Assistant Secretary

Company Securities, 10-K Information, and Operating Companies

A. O. Smith Corporation's Common Stock is listed on the New York Stock Exchange under the trading symbol AOS.

Subsequent to March 3, 2004, interested parties may obtain a copy of the company's 2003 annual report on Form 10-K, as filed with the Securities and Exchange Commission. Inquiries and requests for the report should be made directly to Craig Watson, Director of Investor Relations, A. O. Smith Corporation, P.O. Box 245008, Milwaukee, WI 53224-9508.

Corporate Data

WORLD HEADQUARTERS

A. O. Smith Corporation
11270 West Park Place
P.O. Box 245008
Milwaukee, WI 53224-9508
(414) 359-4000
www.aosmith.com

INVESTOR RELATIONS

Analyst inquiries
should be directed to:
Craig Watson
Director of Investor Relations
(414) 359-4009
cwatson@aosmith.com

AUDITORS

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, WI 53202

REGISTRAR, STOCK TRANSFER AGENT, DIVIDEND REINVESTMENT AGENT
(for both classes of stock)

Wells Fargo Bank, N.A.
Shareholder Services
161 N. Concord Exchange Street
South St. Paul, MN 55075
(800) 468-9716
www.wellsfargo.com/shareownerservices

ANNUAL MEETING

The 2004 annual meeting
of shareholders will be
held on April 5, 2004, at:
Hotel du Pont
11th & Market Streets
Wilmington, DE

Divisions

ELECTRICAL PRODUCTS COMPANY

Donald M. Heinrich, President

Tipp City, OH (Headquarters)
Acuña, Mexico
Bray, Ireland
Budapest, Hungary
Changzhou, China
Gainsborough, England
Juarez, Mexico
LaVergne, TN
McMinnville, TN
Mebane, NC
Monterrey, Mexico
Mt. Sterling, KY
Owosso, MI
Scottsville, KY
Shenzhen, China
Suzhou, China
Taizhou, China
Upper Sandusky, OH

WATER PRODUCTS COMPANY

Ronald E. Massa, President

Ashland City, TN (Headquarters)
Alsip, IL
Charlotte, NC
Cookeville, TN
El Paso, TX
Florence, KY
Franklin, TN
Juarez, Mexico
McBee, SC
Nanjing, China
Renton, WA
Stratford, Canada
Veldhoven, The Netherlands



A.O. Smith CORPORATION

P.O. Box 245008
Milwaukee, Wisconsin 53224-9508
http://www.aosmith.com